 Filed pursuant to General Instruction II.L of Form F-10
 File No. 333-280713
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated July 12, 2024 (the “Base Shelf Prospectus” and, as supplemented by this Prospectus Supplement, the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cardiol Therapeutics Inc. at 2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5, tel.: (289) 910 0850, and are also available electronically on the Canadian System for Electronic Document Analysis and Retrieval+, or SEDAR+, which can be accessed at www.sedarplus.ca or on the Electronic Data Gathering, Analysis and Retrieval System, or EDGAR, which can be accessed at www.sec.gov.
PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated July 12, 2024
New Issue                  October 9, 2024
CARDIOL THERAPEUTICS INC.
US$13,500,000
Class A Common Shares

Offering Price: US$1.60 per Class A
Common Share

This Prospectus Supplement, together with the accompanying Base Shelf Prospectus, qualifies the distribution (the “Offering”) of Class A common shares (the “Offered Shares”) of Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol” or “we”) at a price of $1.60 per Offered Share (the “Offering Price”) for aggregate gross proceeds of $13,500,000. See “Description of Securities Being Distributed”.
The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10 (File No. 333-280713) (as amended, the “U.S. Registration Statement”) filed with and declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).
All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.
The Offered Shares are issued and sold in the United States by Canaccord Genuity LLC (the “Underwriters”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of October 9, 2024. Canaccord Genuity LLC is not registered as an investment dealer in any Canadian jurisdiction for the purposes of the Offering and, accordingly, Canaccord Genuity LLC will not offer and sell the Offered Shares in Canada. Any sales in Canada by Canaccord Genuity LLC will be made through its affiliate, Canaccord Genuity Corp. The Offering Price was determined by arm’s length negotiation between the Corporation and the Underwriters, with reference to the prevailing market price of the Class A common shares of the Corporation (the “Common Shares”) on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”). See “Plan of Distribution”.
The Corporation’s issued and outstanding Common Shares are listed on the TSX and Nasdaq under the symbol “CRDL”. On October 8, 2024, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the Nasdaq was C$2.69 and $1.96 per Common Share, respectively.

	Price to the Public	Underwriters’ Fee	Net Proceeds to the Corporation(2)
Per Offered Share	$1.60	$0.096	$1.504
Total(1)	$13,500,000	$810,000	$12,690,000

Notes:
(1)
We have agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 6.0% of the aggregate gross proceeds of the Offering. We have also agreed to pay Roth Capital Partners, LLC an advisory fee (the “Advisory Fee”) of $81,000 in connection with the Offering.

(2)
After deducting the Underwriters’ Fee, but before deducting the Advisory Fee and the expenses of the Offering, estimated to be $400,000 which, together with the Underwriters’ Fee, will be payable from the proceeds of the Offering.

(3)
The Corporation has granted to the Underwriters an over-allotment option to purchase additional Class A common shares (the “Over-Allotment Option”) exercisable in whole or in part, in the sole discretion of the Underwriters, not later than the 30th day following the date the Underwriting Agreement is entered into, to purchase up to an additional 1,265,625 Common Shares (the “Additional Shares”) at the Offering Price solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and net proceeds to the Corporation (before deducting the Advisory Fee and expenses of the Offering) will be $15,525,000, $931,500 and $14,593,500, respectively. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of any Additional Shares. A purchaser who acquires Additional Shares forming the Underwriters’ over-allocation position acquires such securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, references herein to the “Offering” and the “Offered Shares” include the Additional Shares. See “Plan of Distribution”.

An investment in the Offered Shares is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment. Investors should carefully consider the risk factors described in this Prospectus and in the documents incorporated by reference herein before purchasing the Offered Shares. Prospective investors are advised to consult their legal counsel and other professional advisors in order to assess income tax, legal and other aspects of the investment. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in the Base Shelf Prospectus.
The following table specifies the number of Additional Shares issuable under the Option:
Underwriters’ Position	Maximum size or number of securities held	Exercise period	Exercise price
Over-Allotment Option	Over-Allotment Additional Shares	Up to 30 days from the date of the Underwriting Agreement	US$1.60 per Additional Share
The Underwriters conditionally offer the Offered Shares on behalf of the Corporation, as principals, and, subject to prior sale, if, as and when issued by the Corporation and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the Offering relating to Canadian law on behalf of the Corporation by Borden Ladner Gervais LLP. Certain legal matters in connection with the Offering relating to U.S. law will be passed upon for the Corporation by Troutman Pepper Hamilton Sanders LLP. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Stikeman Elliott LLP, with respect to Canadian law, and by Goodwin Procter LLP, with respect to U.S. law.
Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of the Offering will occur on or about October 10, 2024 or such other date as the Corporation and the Underwriters may agree upon (the “Closing Date”).
We expect that delivery of the Offered Shares will be made to investors on or about the Closing Date, which is the first business day following the date of pricing of the Offered Shares (such settlement being referred to as “T+1”).
In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Offered Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
The Offered Shares will be ready for delivery through the facilities of the Depository Trust Company (“DTC”) or CDS Clearing and Depository Services Inc. (“CDS”), as the case may be, on the Closing Date. It is expected that the Corporation will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Offered Shares is purchased.
The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. The Underwriters will inform the Corporation if the Offering Price is reduced. See “Plan of Distribution”.
Cardiol is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the facts that (i) the Corporation is incorporated or organized under the laws of Ontario, Canada, (ii) the majority of its officers and directors are residents of a country other than the United States, (iii) some or all of the Underwriters or experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a country other than the United States and (iv) all or a substantial portion of the assets of the Corporation and the assets of the foregoing persons may be located outside the United States. See “Enforceability of Civil Liabilities”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.
Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Corporation and the Underwriters have not authorized anyone to provide prospective purchasers with information different from that contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Underwriters are offering to sell and seeking offers to buy the Offered Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. Prospective purchasers should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the cover page of this Prospectus Supplement. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.
The registered and head office of the Corporation is located at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.
Dr. Guillermo Torre-Amione, Michael Willner, Colin Stott, Jennifer Chao and Teri Loxam, directors of the Corporation, reside outside of Canada. Although Dr. Torre-Amione, Mr. Willner, Mr. Stott, Ms. Chao and Ms. Loxam will appoint Cardiol Therapeutics Inc. at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

Prospectus Supplement
Base Shelf Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. This Prospectus shall not be used by anyone for any purpose other than in connection with the Offering.
Purchasers should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Corporation has not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different or inconsistent information, such purchasers should not rely on it. We are not making an offer of the Offered Shares in any jurisdiction where such offer is not permitted. Purchasers should assume that the information appearing in this Prospectus Supplement and the Base Shelf Prospectus that is incorporated herein and in the Base Shelf Prospectus by reference, is accurate as of their respective dates only. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.
This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Cardiol and the Offered Shares.
References in this Prospectus Supplement to “Cardiol”, “we”, “us” or “our” refer to the Corporation, unless the context indicates otherwise.
EXCHANGE RATE INFORMATION
The financial statements incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and the other documents incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, and the financial data derived from those financial statements included in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein, are presented in Canadian dollars, unless otherwise specified, and have been prepared in accordance with IFRS, as issued by the IASB, and as set out in Part I of the Handbook of the Chartered Professional Accountants of Canada. References in this Prospectus Supplement to “dollars”, or “$” are to United States dollars. Canadian dollars are indicated by the symbol “C$”.
The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one United States dollar, expressed in Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.
	US$ to C$ Fiscal Year Ended December 31		US$ to C$ 6 Months Ended June 30		US$ to C$ 9 Months Ended September 30
	2023	2022	2024	2023	2024	2023
Rate at the end of period	1.3226	1.3544	1.3687	1.3240	1.3499	1.3520
Average rate during period	1.3497	1.3011	1.3586	1.3477	1.3604	1.3457
Highest rate during period	1.3875	1.3856	1.3821	1.3807	1.3858	1.3807
Lowest rate during period	1.3128	1.2451	1.3316	1.3151	1.3316	1.3128
On October 8, 2024, the daily exchange rate for one United States dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was US$1.00 = C$1.3657.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement, the Base Shelf Prospectus and other publicly available documents, including the documents that are incorporated by reference in this Prospectus and in such publicly available documents, includes certain “forward looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Information”).
Forward-looking information can be identified by words or phrases such as: “may”, “might”, “could”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions or references to future periods. All information other than historical facts, included in this Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s business, operations, plans and other such matters is intended to identify forward-looking information. Statements containing forward-looking information are not historical facts.
The Corporation has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. The forward-looking information includes, among other things, statements relating to:
•
the successful completion of the Offering;

•
our anticipated cash needs, and the need for additional financing, and the use of the net proceeds from the Offering;

•
our development of our product candidates for use in testing, research, preclinical studies, clinical studies, and commercialization;

•
our ability to develop new routes of administration of our product candidates, including parenteral, for use in testing, research, preclinical studies, clinical studies, and commercialization;

•
our ability to develop new formulations of our product candidates for use in testing, research, preclinical studies, clinical studies, and commercialization;

•
the successful development and commercialization of our current product candidates and the addition of future products and product candidates;

•
the ability of our product delivery technologies to deliver our product candidates to inflamed and/or fibrotic tissue;

•
our intention to build a pharmaceutical brand and our products focused on addressing inflammation and fibrosis in heart disease, including acute myocarditis, recurrent pericarditis, and heart failure;

•
the expected medical benefits, viability, safety, efficacy, effectiveness, and dosing of our product candidates;

•
patents and intellectual property, including, but not limited to, our (a) ability to procure, defend, and/or enforce our intellectual property relating to our products, product formulations, routes of administration, product candidates, and associated uses, methods, and/or processes, and (b) freedom to operate;

•
our competitive position and the regulatory environment in which we operate;

•
the molecular targets and mechanism of action of our product candidates;

•
our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and

•
expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective purchasers of Offered Shares should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:
•
the inherent uncertainty of product development including testing, research, preclinical studies and clinical trials;

•
our requirement for additional financing;

•
our negative cash flow from operations;

•
our history of losses;

•
dependence on the success of our early-stage product candidates which may not generate revenue, if approved;

•
reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;

•
our ability to successfully design, initiate, execute, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;

•
the uncertainty our investigational products will have a therapeutic benefit in the clinical indications we are pursuing;

•
potential equivocal or negative results from clinical trials and their adverse impacts on our future commercialization efforts;

•
our ability to receive and maintain regulatory exclusivities in multiple jurisdictions, including Orphan Drug Designations/Approvals, for our product candidates;

•
delays in achievement of projected development goals;

•
management of additional regulatory burdens;

•
volatility in the market price for the Common Shares;

•
failure to protect and maintain and the consequential loss of intellectual property rights;

•
third-party claims relating to misappropriation by the Corporation of their intellectual property;

•
reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;

•
our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;

•
changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;

•
our reliance on early-stage research regarding the medical benefits, viability, safety, efficacy, and dosing of our product candidates;

•
claims for personal injury or death arising from the use of our future products and product candidates;

•
uncertainty relating to market acceptance of our product candidates, if approved;

•
our lack of experience in commercializing any products, including selling, marketing, or distributing pharmaceutical products;

•
securing third-party payor reimbursement for our product candidates, if approved;

•
the level of pricing and reimbursement for our product candidates, if approved;

•
our dependence on contract manufacturers;

•
unsuccessful collaborations with third parties;

•
business disruptions affecting third-party suppliers and manufacturers;

•
lack of control in future production and selling prices of our product candidates, if approved;

•
competition in our industry;

•
our inability to develop new technologies and products and the obsolescence of existing technologies and products;

•
unfavorable publicity or consumer perception towards any products for which we receive marketing authorization;

•
product liability claims and product recalls;

•
expansion of our business to other jurisdictions;

•
fraudulent activities of employees, contractors, and consultants;

•
our reliance on key inputs and their related costs;

•
difficulty associated with forecasting demand for products;

•
operating risk and insurance coverage;

•
our inability to manage growth;

•
conflicts of interest among our officers and directors;

•
managing damage to our reputation and third-party reputational risks;

•
relationships with customers and third-party payors and consequential exposure to applicable anti-kickback, fraud, and abuse and other healthcare laws;

•
exposure to information systems security threats;

•
no dividends for the foreseeable future;

•
future sales of Common Shares by existing shareholders causing the market price for the Common Shares to fluctuate;

•
the issuance of Common Shares in the future causing dilution;

•
events outside of our control could adversely affect our operations;

•
our ability to remediate any material weakness in our internal control over financial reporting;

•
global geo-political events, and the responses of governments having a significant effect on the world economy; and

•
failure to meet regulatory or ethical expectations on environmental impact, including climate change.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those anticipated in the forward-looking information.
Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. The Corporation does not undertake to update forward-looking information if circumstances or management estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to unduly rely on forward-looking information.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.
Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although Cardiol believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.
TRADEMARKS AND TRADE NAMES
This Prospectus includes trademarks and trade names, such as “Cardiol” and “CardiolRx”, which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Five of our directors reside outside of Canada and they have each appointed the following agent for service of process:
Name of Person	Name and Address of Agent
Dr. Guillermo Torre-Amione	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Michael J. Willner	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Colin Stott	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Jennifer Chao	Cardiol Therapeutics Inc., at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Teri Loxam	Cardiol Therapeutics Inc., at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada.
The following documents, each of which has been filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Base Shelf Prospectus:
(a)
the annual report on Form 20-F dated April 1, 2024 (the “Annual Report”) for the year ended December 31, 2023;

(b)
the audited financial statements for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, together with the related notes and auditors’ report dated April 1, 2024;

(c)
the management’s discussion and analysis for the year ended December 31, 2023 (the “Annual MD&A”);

(d)
the management information circular dated May 13, 2024, for the annual meeting of shareholders of the Corporation held on June 26, 2024;

(e)
the material change report dated February 26, 2024, filed with respect to the Corporation’s announcement that the United States Food and Drug Administration (“FDA”) has granted Orphan Drug Designation for the Corporation’s lead small molecule drug candidate for the treatment of pericarditis;

(f)
the interim financial statements for the three and six months ended June 30, 2024, together with its related notes; and

(g)
the management’s discussion and analysis for the three and six months ended June 30, 2024 (the “Interim MD&A”).

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44 101 — Short Form Prospectus Distributions that are filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of the Offering shall be deemed to be incorporated by reference into and form an integral part of the Base Shelf Prospectus as supplemented by this Prospectus Supplement, for the purposes of the Offering.
Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus Supplement, if filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the expiry of this Prospectus Supplement, are deemed to be incorporated by reference in this Prospectus Supplement. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. The Corporation may also incorporate by reference into this Prospectus Supplement or the U.S. Registration Statement of which it forms a part, other information filed with or furnished to the SEC under the U.S. Exchange Act of 1934, as amended (the “US Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the offering of Offered Shares hereunder shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Base Shelf Prospectus or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein or in the Base Shelf Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.
When new documents of the type referred to in the paragraph above are filed by the Corporation with the securities commissions or similar authorities in Canada and with the SEC during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:
•
the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•
the Underwriting Agreement described in this Prospectus Supplement;

•
the consent of BDO Canada LLP, the Corporation’s independent auditor;

•
the consent of Borden Ladner Gervais LLP, the Corporation’s Canadian counsel;

•
the consent of Stikeman Elliott LLP, the Underwriters’ Canadian counsel; and

•
the powers of attorney of the Corporation’s directors and officers, as applicable.

Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.
ELIGIBILITY FOR INVESTMENT
In the opinion of Borden Ladner Gervais LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, as amended, the Offered Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account and first home savings account (collectively referred to as “Registered Plans”) or a deferred profit sharing plan, provided that the:
(i)
Offered Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX) or the Corporation qualifies as a “public corporation” other than a “mortgage investment corporation” (as defined in the Tax Act).

Notwithstanding the foregoing, the holder of, subscriber of, or annuitant under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of the Offered Shares held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. An Offered Share generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. However, the

Offered Shares generally will not be a prohibited investment if the Offered Shares are “excluded property”, as defined in the Tax Act, for a Registered Plan. Controlling Individuals should consult their own tax advisors as to whether the Offered Shares will be a prohibited investment in their particular circumstances.
Prospective purchasers who intend to hold the Offered Shares in trusts governed by such plans should consult with their own tax advisors regarding the application of the “prohibited investment” rules having regard to their particular circumstances.
THE CORPORATION
The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti- inflammatory and anti-fibrotic therapies for the treatment of heart diseases. The Corporation’s lead drug candidate, CardiolRxTM (cannabidiol) oral solution, is pharmaceutically manufactured and is currently in clinical development for use in the treatment of two heart diseases. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.
Concurrently with the Corporation’s initial public offering, the Common Shares commenced trading on the TSX on December 20, 2018. On August 10, 2021, the Common Shares commenced trading on the Nasdaq.
Cardiol has received Investigational New Drug (“IND”) application authorization from the FDA to conduct clinical studies to evaluate the efficacy and safety of CardiolRx in two rare diseases affecting the heart: (i) a Phase II multi-center open-label pilot study in recurrent pericarditis (the “MAvERIC-Pilot study”; NCT05494788), an inflammatory disease of the pericardium which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations; and (ii) a Phase II multi-national, randomized, double-blind, placebo-controlled trial (the “ARCHER trial”; NCT05180240) in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age.
The FDA has granted Orphan Drug Designation to CardiolRx for the treatment of pericarditis, which includes recurrent pericarditis. The Corporation has completed patient enrollment of the MAvERIC-Pilot study. The Corporation is also planning to pursue Orphan Drug Designation for CardiolRx for the treatment of acute myocarditis. The U.S. Orphan Drug Designation program was created to provide the sponsor of a drug or biologic significant incentives, including seven-year marketing exclusivity and exemptions from certain FDA fees, to develop treatments for diseases that affect fewer than 200,000 people in the U.S. Products with Orphan Drug Designation also frequently qualify for accelerated regulatory review. The program was successfully utilized to support the first FDA approval of another form of oral cannabidiol solution for the treatment of seizures associated with rare pediatric epilepsy syndromes. The European Commission’s European Medicines Agency (“EMA”) has a similar orphan medicine product program for rare diseases.
The Corporation also received on August 21, 2021, IND application authorization from the FDA to conduct the ARCHER trial, a Phase II multi-national, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of CardiolRx in acute myocarditis. Myocarditis is an acute inflammatory condition of the heart muscle (myocardium) characterized by chest pain, impaired cardiac function, atrial and ventricular arrhythmias, and conduction disturbances. Although the symptoms are often mild, myocarditis remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people under 35 years of age. Although viral infection is the most common cause of myocarditis, the condition can also result from administration of therapies used to treat several common cancers, including chemo-therapeutic agents and immune checkpoint inhibitors. There are no FDA-approved therapies for acute myocarditis, which affects an estimated 54,000 people in the U.S. per year. Patients hospitalized with acute myocarditis experience an average 7-day length of stay and a 6% risk of in-hospital mortality, with average hospital charge per stay estimated at $110,000 in the U.S. Severe cases frequently require ventricular assist devices or extracorporeal oxygenation and may necessitate heart transplantation.

In addition, the Corporation is developing a novel subcutaneously administered drug formulation of cannabidiol intended for use in heart failure — a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.1
Further information regarding the Corporation and its business is set out in the Annual Report and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.
RECENT DEVELOPMENTS
Orphan Drug Designation
On February 15, 2024, the Corporation announced that the FDA granted Orphan Drug Designation for the Corporation’s lead small molecule drug candidate for the treatment of pericarditis, which includes recurrent pericarditis. The United States Orphan Drug Designation program was created to provide the sponsor of a drug or biologic with significant incentives, including seven-year marketing exclusivity and exemptions from certain FDA fees, to develop treatments for diseases that affect fewer than 200,000 people in the United States. Products with Orphan Drug Designation also frequently qualify for accelerated regulatory review via Fast Track, Breakthrough Therapy, or Priority Review designations. The program was successfully utilized to support the first FDA approval of cannabidiol for the treatment of seizures associated with rare pediatric epilepsy syndromes. The European Commission’s European Medicines Agency has a similar orphan medicine product program for rare diseases.
Archer Trial
On May 14, 2024, the Corporation announced its Phase II ARCHER trial was the subject of an oral presentation at the World Congress on Acute Heart Failure 2024 in Lisbon, Portugal at the annual congress of the Heart Failure Association of the European Society of Cardiology (“ESC”).
The trial design, rationale, and blinded baseline data on the first 50 patients randomized into ARCHER was presented by Univ.-Prof. Dr. med. Carsten Tschöpe from the Berlin Institute of Health — Charité on behalf of the ARCHER Study Group, an independent steering committee comprising distinguished thought leaders in heart failure and myocarditis from international centers of excellence who contributed to the design and execution of ARCHER. Concurrent with the presentation the journal ESC Heart Failure, which is dedicated to advancing knowledge about heart failure worldwide, has accepted the manuscript describing the rationale and design of the ARCHER trial for publication.
On September 24, 2024, the Corporation announced that it had achieved the target patient enrollment of 100 patients in its ARCHER trial.
MAvERIC Pilot Study
On February 21, 2024, the Corporation announced the completion of patient enrollment from its Phase II open-label MAvERIC-Pilot study investigating the impact of CardiolRx™ administered to patients with symptomatic recurrent pericarditis.
On June 13, 2024, the Corporation reported 8-week clinical data from the MAvERIC-Pilot study. The data showed a marked reduction in the primary efficacy endpoint of patient-reported pericarditis pain at the end of the 8-week treatment period (“TP”), as well as normalization of inflammation — as measured by C-reactive protein (“CRP”) — in 80% of patients with elevated CRP at baseline.
MAvERIC-Pilot study enrolled 27 patients diagnosed with symptomatic recurrent pericarditis. Each patient had a high disease burden as reflected in the mean baseline pericarditis pain score of 5.8 out of 10, and by the number of previous episodes of pericarditis: 9 patients (33%) with 2 previous episodes; 9 (33%) with 3; 4 (15%) with 4; and 5 (19%) with >4.

1
Tsao CW et al.; American Heart Association Council on Epidemiology and Prevention Statistics Committee and Stroke Statistics Subcommittee. Heart Disease and Stroke Statistics-2023 Update: A Report From the American Heart Association. Circulation. 2023 Jan 25.

Summary of topline findings include:
•
Primary endpoint of patient-reported pericardial pain on an 11-point numerical rating scale (“NRS”) showed a mean reduction of 3.7, from 5.8 at baseline (range of 4 to 10) to 2.1 (range of 0 to 6) at 8 weeks. NRS is a validated instrument used to assess patient-reported pericarditis pain. Zero represents ‘no pain at all’, whereas the upper limit of 10 represents ‘the worst pain ever possible’.

•
Eight of the ten patients (80%) with a baseline CRP ≥1mg/dL had a normalization of CRP (≤0.5 mg/dL) at 8 weeks. The mean CRP decreased from 5.7 mg/dL at baseline to 0.3 mg/dL at 8 weeks. CRP is a commonly used clinical marker of inflammation, and in combination with the NRS score, is used by clinicians to assess clinical response and determine a recurrence.

•
Eighty-nine percent of patients (24/27) have progressed from the TP into the extension period (“EP”) of the study, defined as the additional 18-week period of CardiolRx™ treatment that follows the TP.

•
CardiolRx™ was shown to be generally well-tolerated.

On September 10, 2024, the Corporation the announced the completion of the MAvERIC-Pilot study and that full clinical results will be reported in an oral presentation as part of the Laennec Clinician-Educator Award & Lecture that runs from 9:45 a.m. to 11:00 a.m. Central Time on Monday, November 18th, 2024, at the American Heart Association Scientific Sessions 2024. Dr. S. Allen Luis, Co-Director, Pericardial Diseases Clinic and Associate Professor of Medicine, Department of Cardiovascular Medicine at the Mayo Clinic, will present on behalf of the MAvERIC-Pilot investigators.
Other than as set out above, there have been no material developments in the business of the Corporation since the date of the Base Shelf Prospectus, which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein.
Potential Clinical Study in Recurrent Pericarditis Patients Following Withdrawal of IL-1 Blocker Treatment
The Corporation proposes to initiate a potential study in late 2024/early 2025, subject to applicable regulatory approvals and final study design, to study patients suffering from recurrent pericarditis following their withdrawal from an IL-1 (interleukin 1) blocker therapy treatment. An overview of the background of the potential study is set out below.
•
Pericarditis recurrence rate is high following cessation of IL-1 blockers (i.e., rilonacept and anakinra). Up to seventy-five percent (75%) of patients have been reported to recur at a median time of 11.8 weeks (see Figure 1). To treat the chronic phase of this disease, alternative therapies are needed to overcome this clinical challenge. CardiolRx may have therapeutic potential to prevent recurrences following discontinuation of IL-1 blocker therapy. This would address an unmet need in a group of patients that is anticipated to grow as the adoption of rilonacept expands. The current option is rescue treatment with further immunosuppressant administration.

Figure 12
•
A poster presented at the American College of Cardiology in 2024 reported an overall recurrence rate of 60% in a single center study on 55 patients at Cleveland Clinic pericardial center3 (publication pending). The study analyzed rates of recurrence in patients following withdrawal of rilonacept (abrupt vs. taper) and reported a 77% recurrence rate in the abrupt cessation group (27 of 35 patients) vs. 29% in the taper group. Median time to recurrence across all groups was 3.3 months (2 in abrupt group vs 3 in taper group).

•
The potential study is anticipated to initiate in late 2024/early 2025, subject to applicable regulatory approvals and final study design. The potential study is anticipated to be a multi-center phase II study to assess the impact of CardiolRx on pericarditis recurrence following withdrawal of interleukin-1 blocker therapy. The primary efficacy endpoint is anticipated to be the number of patients (expressed as a percentage) free from a new episode of recurrent pericarditis at 24 weeks. The secondary endpoint is anticipated to be the median time to pericarditis recurrence following withdrawal of IL-1 blocker therapy and exploratory endpoints are anticipated to be change in NRS and CRP from baseline to weeks 8 and 24. The potential study is anticipated to enroll approximately 30 patients at 6-8 clinical sites in the United States. This additional study, designed to demonstrate the benefit of CardiolRx in patients following withdrawal from IL-1 blocker therapy, offers the potential for an expanded addressable market.

•
Key inclusion criteria are anticipated to comprise: male or female patients aged ≥18 years; a history of recurrent pericarditis and currently being treated with an IL-1 blocker for at least 12 months, scheduled to be discontinued; pericarditis pain ≤ 2 on the 11-point NRS for at least the prior 7 days; and CRP < 1.0 mg/dL within the 7 days of screening prior to day 1 (visit 1). History of recurrent pericarditis is defined as a prior pericarditis episode with pericarditic chest pain and an elevated CRP ≥ 1.0 mg/dL or pericardial inflammation as assessed by cardiac magnetic resonance imaging.

•
Key exclusion criteria are anticipated to include: diagnosis of pericarditis secondary to the following etiologies: tuberculosis; neoplastic, purulent or radiation etiology; post-thoracic blunt trauma; systemic autoimmune disease; primary diagnosis of myocarditis (diagnosis of myopericarditis is accepted); current diagnosis of cancer (except for non-melanoma skin cancer); treatment with colchicine within the last 30 days; and immunosuppressive therapy with any of the following treatments: corticosteroids; methotrexate; azathioprine; cyclosporine; IVIG.

2
Imazio M, Klein AL, Brucato A, et al. Sustained Pericarditis Recurrence Risk Reduction With Long-Term Rilonacept. J Am Heart Assoc. 2024;13(6):e032516. doi:10.1161/JAHA.123.032516

3
Ushasi Saraswati, Zachary S. Yaker, Jaideep Singh Bhalla, Alveena Batool Syed, Mary Heine, Tom Kai Ming Wang, Allan L. Klein, Cleveland Clinic, Cleveland, OH, USA. Saturday, April 6, 2024, 10:45 a.m.-11:30 a.m. Session Title: 1232: Multimodality Imaging: Clinical Science 02. Abstract Category: 31. Multimodality Imaging: Clinical Science. Presentation Number: 1232-181

•
The design of the potential study is anticipated to include patients with recurrent pericarditis receiving IL-1 blocker therapy for a minimum of 12 months. During the screening period, ≤ 7 days of day 1 (visit 1), collecting baseline data. During the treatment period: start of study therapy with CardiolRx 10 — 14 days prior to the last scheduled dose of the IL-1 blocker. Potential dosing of CardiolRx — day 1 p.m. dose to day 3: a.m. dose 5.0 mg/kg of body weight b.i.d.; day 3 p.m. dose to day 10 a.m. dose: 7.5 mg/kg of body weight b.i.d.; day 10 p.m. dose to end of treatment period: 10.0 mg/kg of body weight b.i.d. (or highest tolerated dose). Safety follow-up visit one (1) week after the last dose of CardiolRx.

CONSOLIDATED CAPITALIZATION
There have been no material changes in the consolidated capitalization of the Corporation since the date of the Base Shelf Prospectus, which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein. Upon completion of the Offering, the consolidated capitalization of the Corporation will increase by the net proceeds of the Offering of, after deducting the estimated expenses of this Offering, $400,000 (in respect of the addition to the shareholders’ equity) in respect of the Offered Shares to be issued at the Closing Date.
USE OF PROCEEDS
The net proceeds to the Corporation from the Offering, before giving effect to any exercise of the Over-Allotment Option, are estimated to be approximately $12,690,000 (after deducting the Underwriters’ Fee of $810,000 and before deducting the Advisory Fee of $81,000 and estimated expenses of the Offering of $400,000). If the Over-Allotment Option is exercised in full, the net proceeds of the Offering are estimated to be $14,593,500 (after deducting the Underwriters’ Fee of $931,500 and before deducting the Advisory Fee of $81,000 and the estimated expenses of the Offering of $400,000).
The Corporation intends to use the net proceeds of the Offering to support the clinical development of CardiolRx for the treatment of recurrent pericarditis and for general and administrative expenses, working capital and other expenses.
The net proceeds from the exercise of the Over-Allotment Option, if any, are expected to be used for the same purposes as described above.
Business Objectives & Milestones
The above noted allocation represents the Corporation’s intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Corporation. Actual expenditures and timing may differ from the estimates set forth above. There may be circumstances, where for sound business reasons, the Corporation reallocates the use of proceeds or determines not to proceed with a certain milestone. See “Risk Factors”. The Corporation generated negative cash flow in its most recently completed fiscal year and its most recently completed fiscal quarter. The Corporation cannot guarantee that it will attain or maintain positive cash flow status into the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities in these periods. See “Risk Factors”.
Until applied, the net proceeds will be held as cash balances in the Corporation’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by a government authority.
Negative Cash Flow from Operations
For the years ended December 31, 2023 and December 31, 2022, the Corporation had negative cash flow from operating activities. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, current working capital may be used to fund such negative cash flow from operating activities, if any.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Offering
The Offering consists of the Offered Shares and this Prospectus qualifies the distribution of the Offered Shares.
Common Shares
The Corporation is authorized to issue an unlimited number of Common Shares. As of the close of business on October 8, 2024, there were 70,196,964 issued and outstanding Common Shares.
See “Description of Common Shares” in the Base Shelf Prospectus for a more detailed description of the attributes of the Common Shares.
The Common Shares are currently listed on the TSX and Nasdaq under the symbol “CRDL”.
See “Trading Price and Volume” in this Prospectus Supplement and “Price Range and Trading Volume” in the Base Shelf Prospectus for detailed information on the price ranges and trading volume of the Common Shares on the TSX and Nasdaq.
PLAN OF DISTRIBUTION
Pursuant to the Underwriting Agreement dated October 9, 2024 among the Corporation and the Underwriters named below, the Corporation has agreed to sell to the Underwriters, and the Underwriters have agreed to purchase, as principal, or cause to be purchased, on the Closing Date, the respective number of Offered Shares shown opposite the names below, at the Offering Price for aggregate gross proceeds of $13,500,000 payable in cash to the Corporation against delivery of the Offered Shares, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement. The Offering Price was determined by arm’s length negotiations between the Corporation and the Underwriters, with reference to the prevailing market price of the Offered Shares.
Pursuant to the Underwriting Agreement, the Corporation has granted to the Underwriters the Over-Allotment Option exercisable in whole or in part, in the sole discretion of the Underwriters, not later than the 30th day following the date the Underwriting Agreement is entered into, to purchase up to 1,265,625 Additional Shares, on the same terms as set forth above, solely to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of Additional Shares at the Offering Price.
If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Fee and net proceeds to the Corporation (before deducting the Advisory Fee and expenses of the Offering) will be $15,525,000, $931,500 and $14,593,500 respectively. This Prospectus Supplement and the Base Shelf Prospectus also qualify the grant of the Over-Allotment Option and the distribution of any Additional Shares. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires such securities under this Prospectus Supplement and the Shelf Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
Underwriter	Number of Offered Shares
Canaccord Genuity LLC	8,437,500
Total	8,437,500
The Underwriters are offering the Offered Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Offered Shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The obligations of the Underwriters under the Underwriting Agreement are several and not joint (nor joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to (i) the occurrence of any material adverse change or any development that could reasonably be expected to result in a material adverse change, in the condition (financial or other), results of operations, business, properties, management or prospects of the Corporation and its subsidiary taken as a whole, whether or not arising in the ordinary course of business that is so material and adverse as to make it impractical or inadvisable to proceed with the offering of the Offered Shares, (ii) the occurrence of any material adverse change in the financial markets in the United States, Canada or the international financial markets, any declaration of a national emergency or war by the United States or Canada, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions (including, without limitation, as a result of terrorist activities), in each case the effect of which is such as to make it, in the judgment of the Underwriters, impracticable or inadvisable to market the Offered Shares or to enforce contracts for the sale of the Offered Shares, (iii) (A) trading in any securities of the Corporation has been suspended or materially limited on Nasdaq or TSX by such exchange, the SEC, any applicable securities commissions or similar authorities in Canada, any qualifying authority or any other governmental authority having jurisdiction, or (B) trading generally on the Nasdaq Stock Market or the TSX has been suspended or limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”) or any other governmental authority, or (C) the occurrence of a material disruption in commercial banking or securities settlement or clearance services in the United States or Canada, or (iv) declaration of a banking moratorium by either United States federal, Canadian federal or New York authorities. The Underwriters are, however, obligated, to take up and pay for (or cause the payment for) all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement. The Underwriters may offer selling group participation to other registered dealers, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Corporation. Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay certain expenses incurred by the Underwriters in connection with the Offering. The Corporation has also agreed pursuant to the terms of the Underwriting Agreement to indemnify the Underwriters, their affiliates and their respective directors, employees, shareholders and agents against certain liabilities, including liabilities under the U.S. Securities Act, and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof.
Commissions and Discounts
In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay the Underwriters the Underwriters’ Commission, equal to 6.0% of the aggregate gross proceeds of the Offering. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. Any such reduction will not affect the proceeds received by the Corporation.
The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price and to dealers at that price less a concession not in excess of $0.0480 per Offered Share. Without affecting the firm obligation of the Underwriters to purchase the Offered Shares in accordance with the Underwriting Agreement, the Underwriters may decrease the Offering Price of the Offered Shares which they sell under this Prospectus Supplement after they have made a reasonable effort to sell all such Offered Shares at the Offering Price. The sale by the Underwriters of Offered Shares at a price of less than the Offering Price will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for Offered Shares is less than the gross proceeds paid by the Underwriters for the Offered Shares.
The following table shows the public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Corporation. Such amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.
	Per Offered Share	Total	Total (assuming exercise of Over-Allotment Option in full)
Public offering price	$1.60	$13,500,000	$15,525,000
Underwriting discounts and commissions	$0.096	$810,000	$931,500
Proceeds, before expenses, to the Corporation	$1.504	$12,690,000	$14,593,500

In addition, we have agreed to pay Roth Capital Partners, LLC an Advisory Fee of $81,000. Roth Capital Partners, LLC is not acting as an underwriter and is not otherwise engaged in, nor affiliated with any entity that is engaged in, the solicitation or distribution of this Offering.
It is estimated that expenses payable by the Corporation in connection with this Offering, other than the Underwriting discounts and commissions and Advisory Fee referred to above, will be approximately $400,000, which includes up to $200,000 for certain expenses incurred in connection with this Offering that the Corporation has agreed to reimburse the Underwriters for. In accordance with FINRA Rule 5110, this reimbursement is deemed Underwriting compensation for this Offering.
The Offering Price for the Offered Shares offered in the U.S. and in Canada is payable in U.S. dollars only. All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.
Stabilization
Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Offered Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.
The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Common Shares available for purchase in the open market compared with the price at which they may purchase Additional Shares through the Over-Allotment Option. If, following the closing of the Offering, the market price of the Common Shares decreases, the short position created by the over-allocation position in the Offered Shares may be filled through purchases in the open market, creating upward pressure on the price of the Common Shares. If, following the closing of the Offering, the market price of Common Shares increases, the over-allocation position in the Offered Shares may be filled through the exercise of the Over-Allotment Option.
The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
Electronic Distribution
In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the Base Shelf Prospectus electronically.
Settlement
The Offered Shares will be ready for delivery through the facilities of the DTC or CDS, as the case may be, on the Closing Date. It is expected that the Corporation will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Offered Shares is purchased.
We expect that delivery of the Offered Shares will be made to investors on or about the Closing Date, which is the first business day following the date of pricing of the Offered Shares (such settlement being referred to as “T+1”).
Nasdaq and Toronto Stock Exchange Listing
The Common Shares are listed on the TSX and Nasdaq under the symbol “CRDL”. An application has been made to list the Offered Shares on the TSX and Nasdaq. Listing of the Offered Shares will be subject to the Corporation fulfilling the listing requirements of the TSX and Nasdaq. Closing of the Offering is subject to usual closing conditions.
Standstill and Lock-Up Agreements
The Corporation has agreed that, during the period commencing on the date hereof and ending 90 days following the date of the Underwriting Agreement, it will not, without the prior written consent of the Underwriters, (i) directly or indirectly, offer, hypothecate, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the U.S. Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, other than (A) the Common Shares to be sold hereunder, (B) any Common Shares issued by the Corporation upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (C) any Common Shares issued or options to purchase Common Shares granted pursuant to existing employee benefit plans of the Corporation; (D) any Common Shares issued pursuant to any existing non-employee director stock plan or dividend reinvestment plan; (E) the filing by the Corporation of any registration statement on Form S-8 or a successor form thereto, or (F) transfers of Common Shares to the Corporation for the primary purpose of satisfying any tax or other governmental withholding obligation with respect to Common Shares issued upon the exercise of an option or warrant or the conversion of a security.
It is a condition of closing in favor of the Underwriters that all executive officers and directors of the Corporation will enter into agreements with the Underwriters, pursuant to which each of such individuals will agree not to, for a period ending on the date that is 60 days following the date of the Underwriting Agreement, without the prior written consent of the Underwriters, directly or indirectly, (i) offer, sell, assign, transfer, hypothecate, pledge, contract to sell, lend or otherwise dispose of, or announce the intention to otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers, is designed to transfer or reasonably could be expected to transfer, in whole or in part, the economic risk of ownership of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, or (iii) engage in any short selling of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, subject to limited exceptions which include: transfers of securities as a bona fide gift, by will or intestate succession or by operation of law or pursuant domestic relations order; transfers of securities to any member of the immediate family to a trust the beneficiaries of which are exclusively the holder or members of the holder’s immediate family; transfers of securities by a partnership to its partners, by a limited liability company to its members or by a corporation to its shareholders; transfers of securities to the holder’s affiliates; or to the Corporation in satisfaction of any tax withholding obligation. In addition, the lock-up agreements do not limit, subject to certain conditions, (i) the exercise or exchange by the holder of any option or warrant to acquire any Common Shares, provided that the underlying securities continue to be subject to the transfer restrictions, (ii) certain transfers to immediate family and affiliates, (iii) the transfer of securities upon the completion of a bona fide tender offer or take-over bid to all holders of Common Shares involving a change of control, provided that if such transaction is not completed, the holder’s securities remain subject to the transfer restrictions, (iv) transfers to satisfy tax withholding obligations pursuant to the Corporation’s equity incentive plans or arrangements, including in connection with the vesting of options granted thereunder, or the expiration and cancellation of any options or warrants in accordance with their terms, (v) transactions relating to Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares acquired in open market transactions after completion of the Offering, and (vi) the establishment of certain 10b5-1 trading plans under the Exchange Act or pursuant to the corresponding provisions of Canadian securities laws.
Other Relationships
The Underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the Underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with the Corporation and its affiliates, for which they may in the future receive customary fees, commissions and expenses.
In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.
Sales Inside the United States and Canada
The Offering is being made concurrently in the United States and in all of the provinces and territories of Canada, except Québec. The Offered Shares will be offered in the United States through certain of the Underwriters, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Offered Shares will be offered in certain provinces and territories of Canada through those Underwriters or their affiliates who are registered to offer the Offered Shares for sale in such provinces and such other registered dealers as may be designated by the Underwriters. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may offer the Offered Shares outside of the United States and Canada.
The Offering is being made in Canada and in the United States pursuant to the MJDS implemented by the securities regulatory authorities in the United States and Canada. The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may offer the Offered Shares outside of the United States and Canada.
Canaccord Genuity LLC is not registered as an investment dealer in any Canadian jurisdiction for the purposes of the Offering and, accordingly, Canaccord Genuity LLC will not offer and sell the Offered Shares in Canada.
Sales Outside the United States and Canada
No action has been taken in any jurisdiction (except the United States and Canada) that would permit a public offering of the Offered Shares, or the possession, circulation or distribution of this Prospectus Supplement, the accompanying Base Shelf Prospectus or any other material relating to the Corporation or the Offered Shares in any jurisdiction where action for that purpose is required. Accordingly, the Offered Shares may not be offered or sold, directly or indirectly, and none of this Prospectus Supplement, the accompanying Base Shelf Prospectus or any other offering material or advertisements in connection with the offering of the Offered Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.
Each of the Underwriters may arrange to sell the Offered Shares in certain jurisdictions outside the United States and Canada, either directly or through affiliates, where they are permitted to do so.
Australia
This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act, 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:
You confirm and warrant that you are either:
•
a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.
You warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
European Economic Area
In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:
•
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the Underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the Underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the Underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the Underwriters which constitute the final placement of securities contemplated in this document.
The Corporation and the Underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase, or subscribe for, any securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.
Hong Kong
No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.
Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 , or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.
Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:
•
to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•
where no consideration is given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, Underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the

Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
United Kingdom
In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:
•
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

•
in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the Underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the Underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the Underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the Underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the Underwriters which constitute the final placement of securities contemplated in this document.
The issuer and the Underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.
In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Borden Ladner Gervais LLP, counsel to the Corporation, and Stikeman Elliott LLP, counsel to the Underwriters, the following summary, as of the date hereof, fairly presents the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of the Offered Shares by a holder who acquires, as beneficial owner, the Offered Shares pursuant to this Prospectus. This summary applies only to a holder who is a beneficial owner of Offered Shares acquired pursuant to this Offering and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters; (ii) is not affiliated with the Corporation or the Underwriters; and (iii) holds the Offered Shares as capital property (a “Holder”).
The Offered Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), (ii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act), (iii) that is a “specified financial institution” (as defined in the Tax Act), (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) that has entered or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Offered Shares, (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act), (vii) that is exempt from tax under Part I of the Tax Act, or (viii) that is a corporation resident in Canada that, is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is, or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation, individual or trust (or a group of such persons that do not deal at arm’s length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of the Offered Shares.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.
This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (“Regulations”) in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account other federal laws, the laws of any province or territory of Canada or the laws of any jurisdiction outside of Canada.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.
Generally, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be expressed in Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.
Holders Resident in Canada
This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (a “Resident Holder”).

Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such purchaser in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.
Dividends
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.
Such dividends received by a Resident Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends”. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends and the Corporation has made no commitments in this regard.
A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Such Resident Holders should consult their own tax advisors.
A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in the Tax Act), will generally be liable to pay a tax under Part IV of the Tax Act (refundable under certain circumstances) on dividends received (or deemed to be received) on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.
Dispositions of Offered Shares
A disposition or a deemed disposition of an Offered Share (except to the Corporation, other than a purchase by the Corporation in the open market, if the Corporation acquired the Offered Share in the manner in which shares would normally be purchased by any member of the public in the open market) by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, as the case may be, exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition. The adjusted cost base of the Offered Shares to a Resident Holder will be determined by averaging the cost of such Offered Shares with the adjusted cost base of all other Common Shares of the Corporation held by the Resident Holder and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost for the purposes of the Tax Act of the Offered Shares will include all amounts paid or payable by the Holder for such Offered Shares, subject to certain adjustments under the Tax Act.
Taxation of Capital Gains and Capital Losses
Generally, subject to Proposed Amendments released on June 10, 2024 (the “June 10 Proposals”), a Resident Holder will be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act and the June 10 Proposals, a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Under the June 10 Proposals, the capital gains inclusion rate (i.e., the portion of any capital gain that is a taxable capital gain) and the capital loss deduction rate (i.e., the portion of any capital loss that is an allowable capital loss) will generally be increased from one-half to two-thirds for capital gains or capital losses generally realized on or after June 25, 2024. Under the June 10 Proposals, the two-thirds capital gains inclusion rate will only apply to a Holder that is an individual who generally realizes net capital gains above an annual $250,000 threshold (with such threshold not being pro-rated for 2024).
Under the June 10 Proposals, special rules will apply with respect to, generally, taxation years that begin before and end on or after June 25, 2024 (the “Transition Year”) due to two different inclusion rates applying for capital gains and capital losses realized in the period prior to June 25, 2024 (“Period 1”) and in the period on or after June 25, 2024 (“Period 2”).
Under the June 10 Proposals, two different inclusion and deduction rates would apply with respect to dispositions of capital property in Period 1 and Period 2 in the Transition Year. As a result, for the Transition Year, a Holder would be required to separately identify capital gains and capital losses realized in Period 1 and those realized in Period 2. Capital gains and capital losses from the same period would first be netted against each other. A net capital gain (or net capital loss) would arise if capital gains (or capital losses) from one period exceed capital losses (or capital gains) from that same period. A Holder would be subject to the higher inclusion and deduction rate of two-thirds in respect of its net capital gains (or net capital losses) arising in Period 2, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 1. Conversely, a Holder would be subject to the lower inclusion and deduction rate of one-half in respect of its net capital gains (or net capital losses) arising in Period 1, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 2.
The June 10 Proposals also contemplate adjustments of carried forward or carried back allowable capital losses to account for changes in the relevant inclusion and deduction rates.
Holders are advised to consult their own tax advisors regarding the possible implications of the June 10 Proposals in their particular circumstances.
Refundable Tax Applicable to Certain Private Corporations
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” or that is at any time in the taxation year a “substantive CCPC” (each as defined in the Tax Act) may be liable to pay a tax (refundable under certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.
Alternative Minimum Tax
In general terms, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Offered Shares or realizes a capital gain on the disposition or deemed disposition of Offered Shares may be liable for alternative minimum tax under the Tax Act.
Holders Not Resident in Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act) and such Holders should consult their own tax advisors.

Dividends
Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15%.
Dispositions of Offered Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share unless the Offered Share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act at the time of disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.
Generally, an Offered Share will not constitute taxable Canadian property of a Non-Resident Holder provided that the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the Nasdaq) at the time of disposition, unless at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non- Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in, such properties, whether or not such property exists. An Offered Share may be deemed to be “taxable Canadian property” in certain other circumstances.
In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, the consequences described above under the headings “Holders Resident in Canada — Dispositions of Offered Shares” and “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of Offered Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Offered Shares pursuant to this Prospectus Supplement and hold such Offered Shares as capital assets (generally, property held for investment). This discussion is based on the Internal Revenue of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Offered Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Offered Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution, 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Offered Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences relating to an investment in the Offered Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Offered Shares.
Persons considering an investment in Offered Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Offered Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital (subject to a limited exception for working capital held for expenses reasonably expected to be paid within 90 days) or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Based upon the current and expected composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2023 and expect that we may be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from this Offering, and the value of our assets (which may be determined, in part, by reference to the market value of Offered Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.
If we are a PFIC in any taxable year during which a U.S. Holder owns Offered Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Offered Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Offered Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Offered Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds Offered Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Offered Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Offered Shares or (ii) for the period immediately preceding our cessation in meeting the tests described above the Offered Shares were subject to a mark-to-market election or (iii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Offered Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Offered Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Offered Shares and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.
For taxable years in which we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Offered Shares if such U.S. Holder makes a valid “mark-to-market” election for our Offered Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Offered Shares will be marketable stock as long as they remain listed on the Nasdaq or the TSX and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Offered Shares held at the end of such taxable year over the adjusted tax basis of such Offered Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Offered Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Offered Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Offered Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Offered Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Offered Shares.
A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF election.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Offered Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Offered Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Offered Shares of a PFIC.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Offered Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Offered Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Offered Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Offered Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income, such that a foreign tax credit may be available with respect to the Canadian tax paid by U.S. Holders on the distributions they receive. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Offered Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the Canada-United States Tax Convention (1980), as amended (the “Treaty”), which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Offered Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the Treaty is applicable, or if the Offered Shares are readily tradable on an established securities market in the United States, dividends paid on Offered Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.
Sale, Exchange or Other Disposition of Offered Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Offered Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Offered Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Offered Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Offered Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Net Investment Income “Medicare” Tax
U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Offered Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Offered Shares.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Offered Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Offered Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of Offered Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE OFFERED SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed with the SEC the Registration Statement relating to the offer and sale of our securities, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Offered Shares.
We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

TRADING PRICE AND VOLUME
The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX for the 12 months preceding the date of this Prospectus Supplement:
Month	High (C$)	Low (C$)	Volume (#)
October 1 – 8, 2024	2.76	2.55	458,890
September 2024	3.57	2.41	3,102,570
August 2024	2.99	2.50	2,037,373
July 2024	3.26	2.51	2,245,531
June 2024	4.26	2.42	5,553,346
May 2024	3.63	2.63	2,945,843
April 2024	2.87	2.15	2,132,345
March 2024	2.94	1.81	2,864,735
February 2024	2.92	1.32	4,553,005
January 2024	1.90	1.13	1,840,141
December 2023	1.40	1.07	847,599
November 2023	1.28	1.02	889,630
October 2023	1.39	0.91	1,471,523
September 2023	1.50	1.17	1,456,384
PRIOR SALES
During the 12 months preceding the date of this Prospectus Supplement, the Corporation has issued Common Shares at the following prices:
Date of Issuance	Number of Common Shares	Issuance Prices (C$)
November 2, 2023(2)	105,000		N/A
November 27, 2023(2)	133,333		N/A
December 1, 2023(2)	105,000		N/A
January 2, 2024(2)	55,000		N/A
January 11, 2024(1)	75,000		$0.75
January 22, 2024(3)	1,300,000		N/A
February 9, 2024(2)	1,306,429		N/A
February 15, 2024(2)	55,000		N/A
February 28, 2024(1)	25,000	US$	1.00
March 1, 2024(2)	100,000		N/A
March 28, 2024(2)	15,000		N/A
April 10, 2024(2)	64,605		N/A
April 11, 2024(1)	25,000		$0.75
May 7, 2024(1)	25,000	US$	1.00
May 8, 2024(3)	600,000		N/A
June 12, 2024(1)	25,000	US$	1.00
June 24, 2024(3)	300,000		N/A
July 3, 2024(2)	68,157		N/A

Date of Issuance	Number of Common Shares	Issuance Prices (C$)
July 22, 2024(3)	200,000	N/A
July 22, 2024(2)	13,500	N/A
July 23, 2024(3)	250,000	N/A
July 24, 2024(2)	26,750	N/A
September 6, 2024(2)	315,244	N/A
TOTAL	5,188,018	N/A

Notes:
(1)
Common Shares issued pursuant to the exercise of stock options.

(2)
Common Shares issued pursuant to the exercise of restricted share units.

(3)
Common Shares issued pursuant to the exercise of performance share units.

During the 12 months preceding the date of this Prospectus Supplement, the Corporation has issued the following securities convertible into Common Shares at the following prices:
Date of Issuance	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security (C$)
November 29, 2023(1)	Options	250,000	US$	1.80
November 29, 2023(1)	Options	30,000		$1.20
March 1, 2024(1)	Options	455,000		$2.56
June 24, 2024(1)	Performance Share Units	300,000		N/A
July 10, 2024(1)	Restricted Share Units	3,626,000		N/A
July 17, 2024(1)	Performance Share Units	700,000		N/A
TOTAL		5,361,000		N/A

Notes:
(1)
Stock options, restricted share units, and performance share units issued pursuant to the Corporation’s Omnibus Equity Incentive Plan. Each stock option, restricted share unit, and performance share unit is exercisable for one Common Share.

LEGAL MATTERS
Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Borden Ladner Gervais LLP, and on behalf of the Underwriters by Stikeman Elliott LLP. As of the date of this Prospectus Supplement, the partners and associates of Borden Ladner Gervais LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than one percent of any class or series of outstanding securities of the Corporation.
Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Pepper Hamilton Sanders LLP and on behalf of the Underwriters by Goodwin Procter LLP.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar in Canada and in the United States for the Offered Shares is Odyssey Trust Company, Trader’s Bank Building 702 — 67 Yonge Street, Toronto, ON M5E 1J8.

INDEPENDENT AUDITOR
Our auditors, BDO Canada LLP, Chartered Professional Accountants, of Oakville, Ontario report that they are independent from us within the meaning of the Rules of Professional Conduct of Ontario, and in accordance with applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).
RISK FACTORS
An investment in Offered Shares is subject to a number of risks, including those set forth in our Annual Report and in the management’s discussion and analysis for our most recently completed financial year and in the Base Shelf Prospectus. Prospective investors should carefully consider these risks in addition to information contained in this Prospectus Supplement and the information incorporated by reference herein, as well as the following risk factors, before purchasing Offered Shares:
The conditions for completion of the Offering may not be satisfied.
The completion of the Offering remains subject to a number of conditions. There can be no certainty that the Offering will be completed. Failure by the Corporation to satisfy all of the conditions precedent to the Offering would result in the Offering not being completed. If the Offering is not completed, the Corporation may not be able to raise the funds required for the purposes contemplated under “Use of Proceeds” from other sources on commercially reasonable terms or at all.
An investment in the Common Shares is speculative and investors may lose their entire investment.
An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in investments that involve significant risk and who can afford to lose their entire investment should consider an investment in the Corporation. There can be no assurance regarding the amount of income to be generated by the Corporation. Common Shares are equity securities of the Corporation and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Corporation to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Corporation is unable to generate sufficient positive returns, and that deterioration may be significant.
Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.
The Corporation intends to use the net proceeds from the Offering as set forth in this Prospectus Supplement under the heading “Use of Proceeds”; however, management of the Corporation maintains broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditure. Management of the Corporation may re-allocate the net proceeds of the Offering other than as described under the heading “Use of Proceeds” and in ways that a purchaser may not consider desirable, if management of the Corporation believes it would be in the Corporation’s best interest to do so. Until utilized, the net proceeds of the Offering will be held in cash balances in the Corporation’s bank account or invested at the discretion of the board of directors of the Corporation. As a result, a purchaser will be relying on the judgment of management of the Corporation for the application of the net proceeds of the Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares in the market.
Investors may experience dilution from future offerings.
The Corporation may raise funds in the future through the sale of additional securities of the Corporation. Any such issuances may dilute the interests of holders of Common Shares and may have a negative impact on the market price of the Common Shares, including the Common Shares offered hereunder.

The Corporation has a history of negative cash flow.
The Corporation had negative operating cash flow for the financial years ended December 31, 2023 and December 31, 2022. The Corporation cannot guarantee that it will attain or maintain positive cash flow status in the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities in these periods. See “Use of Proceeds”.
The Corporation’s Common Shares are subject to market price volatility.
The market price of Common Shares may be adversely affected by a variety of factors relating to the Corporation’s business, including fluctuations in the Corporation’s operating and financial results, the results of any public announcements made by the Corporation and its failure to meet analysts’ expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of Common Shares for reasons unrelated to the Corporation’s performance. Additionally, the value of Common Shares is subject to market value fluctuations based upon factors that influence the Corporation’s operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.
The Annual Report, Annual MD&A, and the Interim MD&A are incorporated by reference in this Prospectus Supplement and discuss, among other things, known material trends and events and risks or uncertainties that are reasonably expected to have a material effect on the Corporation’s business, financial condition or results of operations.
The market value of Common Shares may also be affected by the Corporation’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which Common Shares are traded and the market segments in which the Corporation is a part.
The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.
Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.
The Corporation may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Corporation’s Offered Shares to potentially significant adverse U.S. federal income tax consequences.
If the Corporation is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Offered Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse U.S. federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).
Based upon the current and expected composition of the Corporation’s income and assets, the Corporation believes that it was a PFIC for the taxable year ended December 31, 2023, and expects that it may be a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from this Offering, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Offered Shares, which may be volatile)

over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.
If the Corporation is a PFIC for any year during a U.S. Holder’s (as defined in “Certain U.S. Federal Income Tax Considerations” below) holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Offered Shares, or any “excess distribution” received on its Offered Shares, as ordinary income ratably allocated over its holding period, and to pay an interest charge on the underpayment of tax attributable to such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Offered Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Offered Shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is incorporated under, and governed by, the laws of the province of Ontario and the laws of Canada applicable therein. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Cardiol, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.
Cardiol has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Cardiol appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Cardiol in a U.S. court arising out of or related to or concerning the Offering of the Offered Shares under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in all of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Cardiol Therapeutics Inc. at 602-2265 Upper Middle Road East, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850, and are also available electronically at www.sedarplus.ca.
SHORT FORM BASE SHELF PROSPECTUS
New Issue                 July 12, 2024
CARDIOL THERAPEUTICS INC.
US $150,000,000
Common Shares
Debt Securities
Warrants
Subscription Receipts
Units
Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol” or “we”) may offer and sell, from time to time (the “Offerings”), Class A common shares of the Corporation (“Common Shares”), debt securities (“Debt Securities”), warrants to purchase securities (“Warrants”) or subscription receipts (“Subscription Receipts”) or any combination of such securities (“Units”) (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of US $150,000,000 in aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”), remains effective. Securities offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by us or one of our subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of among other things, Securities, cash, and assumption of liabilities.

The Corporation was incorporated under the laws of the Province of Ontario, Canada. The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and may not be comparable to financial statements of United States companies. The Corporation’s financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (the “SEC”).
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Ontario, Canada, that most of our officers and directors are residents of Canada, that many of the experts named in this Prospectus may be residents of Canada, and that most or all of our assets and the assets of said persons are located outside of the United States. See “Enforcement of Judgments Against Foreign Persons or Companies.”
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to Cardiol. See “Plan of Distribution”.
The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the currency (which may be United States dollars, Canadian dollars, or any other currency), the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, where the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, the currency in which the Subscription Receipts are issued and any other terms specific to the Subscription Receipts being offered, and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units and the currency in which the Units are issued. Where required by statute, regulation, or policy, and where Securities are offered in currencies other than Canadian dollars,

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appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers purchasing as principals, directly to one or more other purchasers, or through agents pursuant to applicable statutory exemptions.
A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions, or other compensation payable to the underwriters, dealers, or agents, and any other material terms of the plan of distribution.
The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Corporation from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Corporation and, to the extent applicable, any fees, discounts, concessions, or any other compensation payable to underwriters, dealers, or agents and any other material terms. The Prospectus Supplement may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 — Shelf Distributions). See “Plan of Distribution”.
In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain, or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted, or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’, or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.
Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CRDL”, and our outstanding Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CRDL”. On July 11, 2024, the last trading day of the Common Shares prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.85, and the closing price of the Common shares on the Nasdaq was US$2.08. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts, and the Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See “Risk Factors”.
Investors should be aware that the acquisition, holding, or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in the applicable Prospectus Supplement, if any, with respect to a particular Offering of the Securities and consult your own tax advisor with respect to your own particular circumstances.

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Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.
No underwriter, dealer, or agent has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.
This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), SOFR (the Secured Overnight Financing Rate), EURIBOR (the Euro Interbank Offered Rate) or a United States federal funds rate.
The registered and head office of the Corporation is located at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.
Dr. Guillermo Torre-Amione, Michael Willner, Colin Stott, Jennifer Chao, and Teri Loxam, directors of the Corporation, reside outside of Canada. Although Dr. Torre-Amione, Mr. Willner, Mr. Stott, Ms. Chao, and Ms. Loxam will appoint Cardiol Therapeutics Inc., Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

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You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.
In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us” and the “Corporation” refer to Cardiol Therapeutics Inc. References to dollars or “$” are to Canadian currency unless otherwise indicated.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus and other publicly available documents, including the documents that are incorporated by reference in this Prospectus and in such publicly available documents, includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Information”).
Forward-looking information can be identified by words or phrases such as “may”, “might”, “could”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions or references to future periods. All information other than historical facts, included in this Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s business, operations, plans and other such matters is intended to identify forward-looking information. Statements containing forward-looking information are not historical facts. The Corporation has based this forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. The forward-looking information includes, among other things, statements relating to:
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our anticipated cash needs, and the need for additional financing;

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our development of our product candidates for use in testing, research, preclinical studies, clinical studies, and commercialization;

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our ability to develop new routes of administration of our product candidates, including parenteral, for use in testing, research, preclinical studies, clinical studies, and commercialization;

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our ability to develop new formulations of our product candidates for use in testing, research, preclinical studies, clinical studies, and commercialization;

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the successful development and commercialization of our current product candidates and the addition of future products and product candidates;

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the ability of our product delivery technologies to deliver our product candidates to inflamed and/or fibrotic tissue;

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our intention to build a pharmaceutical brand and our products focused on addressing inflammation and fibrosis in heart disease, including acute myocarditis, recurrent pericarditis, and heart failure;

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the expected medical benefits, viability, safety, efficacy, effectiveness, and dosing of our product candidates;

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patents and intellectual property, including, but not limited to, our (a) ability to procure, defend, and/or enforce our intellectual property relating to our products, product formulations, routes of administration, product candidates, and associated uses, methods, and/or processes, and (b) freedom to operate;

•
our competitive position and the regulatory environment in which we operate;

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the molecular targets and mechanism of action of our product candidates;

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•
our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and

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expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective purchasers of Securities should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:
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the inherent uncertainty of product development including testing, research, preclinical studies and clinical trials;

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our requirement for additional financing;

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our negative cash flow from operations;

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our history of losses;

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dependence on the success of our early-stage product candidates which may not generate revenue, if approved;

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reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;

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our ability to successfully design, initiate, execute, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;

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the uncertainty our investigational products will have a therapeutic benefit in the clinical indications we are pursuing;

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potential equivocal or negative results from clinical trials and their adverse impacts on our future commercialization efforts;

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our ability to receive and maintain regulatory exclusivities in multiple jurisdictions, including Orphan Drug Designations/Approvals, for our product candidates;

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delays in achievement of projected development goals;

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management of additional regulatory burdens;

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volatility in the market price for the Securities;

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failure to protect and maintain and the consequential loss of intellectual property rights;

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third-party claims relating to misappropriation by the Corporation of their intellectual property;

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reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;

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our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;

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changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;

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our reliance on early-stage research regarding the medical benefits, viability, safety, efficacy, and dosing of our product candidates;

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claims for personal injury or death arising from the use of our future products and product candidates;

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uncertainty relating to market acceptance of our product candidates, if approved;

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our lack of experience in commercializing any products, including selling, marketing, or distributing pharmaceutical products;

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securing third-party payor reimbursement for our product candidates, if approved;

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the level of pricing and reimbursement for our product candidates, if approved;

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our dependence on contract manufacturers;

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unsuccessful collaborations with third parties;

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business disruptions affecting third-party suppliers and manufacturers;

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lack of control in future production and selling prices of our product candidates, if approved;

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competition in our industry;

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our inability to develop new technologies and products and the obsolescence of existing technologies and products;

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unfavorable publicity or consumer perception towards any products for which we receive marketing authorization;

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product liability claims and product recalls;

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expansion of our business to other jurisdictions;

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fraudulent activities of employees, contractors, and consultants;

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our reliance on key inputs and their related costs;

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difficulty associated with forecasting demand for products;

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operating risk and insurance coverage;

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our inability to manage growth;

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conflicts of interest among our officers and directors;

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managing damage to our reputation and third-party reputational risks;

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relationships with customers and third-party payors and consequential exposure to applicable anti kickback, fraud, and abuse and other healthcare laws;

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exposure to information systems security threats;

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no dividends for the foreseeable future;

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future sales of Common Shares by existing shareholders causing the market price for the Common Shares to fluctuate;

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the issuance of Common Shares in the future causing dilution;

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events outside of our control could adversely affect our operations;

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our ability to remediate any material weakness in our internal control over financial reporting;

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global geo-political events, and the responses of governments having a significant effect on the world economy; and

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failure to meet regulatory or ethical expectations on environmental impact, including climate change.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those anticipated in the forward-looking information.
Although the Corporation has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. There can be no assurance

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that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. The Corporation does not undertake to update forward-looking information if circumstances or management estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to unduly rely on forward-looking information.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts), and management studies and estimates.
Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although Cardiol believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Forward Looking Information” and “Risk Factors”.
TRADEMARKS AND TRADE NAMES
This Prospectus includes trademarks and trade names, such as “Cardiol”, and “CardiolRx”, which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.
ENFORCEMENT OF CANADIAN JUDGMENTS AGAINST FOREIGN PERSONS
Five of our directors reside outside of Canada and at the time of filing the final short form base shelf prospectus they will each appoint the following agent for service of process:
Name of Person	Name and Address of Agent
Dr. Guillermo Torre-Amione	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Michael J. Willner	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Colin Stott	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Jennifer Chao	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Teri Loxam	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
ENFORCEMENT OF CIVIL LIABILITIES
The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named under “Interest of

9

Experts” herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.
The Corporation filed with the SEC, concurrently with the U.S. Registration Statement (as defined below), an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System, with an address at 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the U.S. Registration Statement (as defined below).
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
All references to “$” or “dollars” in this Prospectus are to Canadian dollars, unless otherwise indicated. The following table sets out the high and low rates of exchange for one United States dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of United States dollars into Canadian dollars.
	Three Months Ended		Year Ended
	March 31, 2023	March 31, 2024	December 31, 2022	December 31, 2023
Highest rate during the period	1.3807	1.3593	1.3856	1.3875
Lowest rate during the period	1.3312	1.3316	1.2451	1.3128
Average rate for the period	1.3526	1.3486	1.3011	1.3497
Rate at the end of the period	1.3533	1.355	1.3544	1.3226
On July 11, 2024, the last banking day prior to the date of this Prospectus, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 equals $1.3624. No representation is made that United States dollars could be converted into Canadian dollars at that rate or any other rate.
FINANCIAL INFORMATION
Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the PCAOB and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.
WHERE TO FIND ADDITIONAL INFORMATION
This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) that the Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. Under the U.S. Registration Statement, the Corporation may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US $150,000,000. This Prospectus, which forms a part of the U.S. Registration Statement, provides you with a general description of the Securities that the Corporation may offer and does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in

10

the exhibits to the U.S. Registration Statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement.” Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Corporation sells Securities under U.S. Registration Statement, the Corporation will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference.” This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Securities.
The Corporation is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in addition to the continuous disclosure requirements under applicable Canadian securities laws. In accordance with such requirements, we will file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.
Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with securities commission or similar regulatory authorities in Canada, on SEDAR+ at www.sedarplus.ca.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850. These documents are also available through the internet on SEDAR+, which can be accessed online at www.sedarplus.ca.
The following documents of the Corporation, filed by the Corporation with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the annual report on Form 20-F dated April 1, 2024 (the “Annual Report”) for the year ended December 31, 2023;

(b)
the audited financial statements for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, together with its related notes and auditors’ report dated April 1, 2024;

(c)
the management’s discussion and analysis for the year ended December 31, 2023 (the “Annual MD&A”);

(d)
the management information circular dated May 13, 2024, for the annual meeting of shareholders of the Corporation held on June 26, 2024;

(e)
the material change report dated September 20, 2023, filed with respect to the Corporation’s collaborative research centers’ preparedness to enroll patients in ARCHER, the Corporation’s Phase II clinical trial of CardiolRx for acute myocarditis;

(f)
the material change report dated October 11, 2023, filed with respect to certain positive study results from one of its international collaborating research centers;

11

(g)
the material change report dated February 26, 2024, filed with respect to the Corporation’s announcement that the United States Food and Drug Administration (“FDA”) has granted Orphan Drug Designation for the Corporation’s lead small molecule drug candidate for the treatment of pericarditis;

(h)
the interim financial statements for the three months ended March 31, 2024, together with its related notes; and

(i)
the management’s discussion and analysis for the quarter ended March 31, 2024 (the “Interim MD&A”).

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions that are filed by the Corporation with the Commissions after the date of this Prospectus and prior to the termination of an Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.
Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus, if filed by the Corporation with the Commissions after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Corporation to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Corporation may also incorporate other information filed with or furnished to the SEC under the U.S. Exchange Act, provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.
A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.
Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
Reference to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Corporation disclaims any such incorporation by reference.

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DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:
i.
the documents listed under “Documents Incorporated by Reference” in this Prospectus;

ii.
the consent of BDO LLP, the Corporation’s independent auditor;

iii.
the consent of Borden Ladner Gervais LLP, the Corporation’s Canadian counsel;

iv.
the powers of attorney from certain of the Corporation’s directors and officers; and

v.
the form of debt indenture.

A copy of the form of any applicable warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
SUMMARY DESCRIPTION OF THE BUSINESS
Overview of the Corporation
The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart diseases. The Corporation’s lead drug candidate, CardiolRxTM (cannabidiol) oral solution, is pharmaceutically manufactured and is currently in clinical development for use in the treatment of two heart diseases. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.
Concurrently with the Corporation’s initial public offering, the Common Shares commenced trading on the TSX on December 20, 2018. On August 10, 2021, the Common Shares commenced trading on the Nasdaq.
Cardiol has received Investigational New Drug (“IND”) application authorization from the FDA to conduct clinical studies to evaluate the efficacy and safety of CardiolRx in two rare diseases affecting the heart: (i) a Phase II multi-center open-label pilot study in recurrent pericarditis (the “MAvERIC-Pilot study”; NCT05494788), an inflammatory disease of the pericardium which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations; and (ii) a Phase II multi-national, randomized, double-blind, placebo-controlled trial (the “ARCHER trial”; NCT05180240) in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age.
The FDA has granted Orphan Drug Designation to CardiolRx for the treatment of pericarditis, which includes recurrent pericarditis. The Corporation has completed patient enrollment of the MAvERIC-Pilot study. The Corporation is also planning to pursue Orphan Drug Designation for CardiolRx for the treatment of acute myocarditis. The U.S. Orphan Drug Designation program was created to provide the sponsor of a drug or biologic significant incentives, including seven-year marketing exclusivity and exemptions from certain FDA fees, to develop treatments for diseases that affect fewer than 200,000 people in the U.S. Products with Orphan Drug Designation also frequently qualify for accelerated regulatory review. The program was successfully utilized to support the first FDA approval of another form of oral cannabidiol solution for the treatment of seizures associated with rare pediatric epilepsy syndromes. The European Commission’s European Medicines Agency (“EMA”) has a similar orphan medicine product program for rare diseases.
The Corporation also received on August 21, 2021, IND application authorization from the FDA to conduct the ARCHER trial, a Phase II multi-national, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of CardiolRx in acute myocarditis. Myocarditis is an acute inflammatory condition of the heart muscle (myocardium) characterized by chest pain, impaired cardiac function, atrial and ventricular arrhythmias, and conduction disturbances. Although the symptoms are often mild, myocarditis

13

remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people under 35 years of age. Although viral infection is the most common cause of myocarditis, the condition can also result from administration of therapies used to treat several common cancers, including chemo-therapeutic agents and immune checkpoint inhibitors. There are no FDA-approved therapies for acute myocarditis, which affects an estimated 54,000 people in the U.S. per year. Patients hospitalized with acute myocarditis experience an average 7-day length of stay and a 6% risk of in-hospital mortality, with average hospital charge per stay estimated at $110,000 in the U.S. Severe cases frequently require ventricular assist devices or extracorporeal oxygenation and may necessitate heart transplantation.
In addition, the Corporation is developing a novel subcutaneously administered drug formulation of cannabidiol intended for use in heart failure — a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.1
Further information regarding the Corporation and its business is set out in the Annual Report and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.
RECENT DEVELOPMENTS
On February 15, 2024, the Corporation announced that the FDA granted Orphan Drug Designation for the Corporation’s lead small molecule drug candidate for the treatment of pericarditis, which includes recurrent pericarditis. The United States Orphan Drug Designation program was created to provide the sponsor of a drug or biologic with significant incentives, including seven-year marketing exclusivity and exemptions from certain FDA fees, to develop treatments for diseases that affect fewer than 200,000 people in the United States. Products with Orphan Drug Designation also frequently qualify for accelerated regulatory review via Fast Track, Breakthrough Therapy, or Priority Review designations. The program was successfully utilized to support the first FDA approval of cannabidiol for the treatment of seizures associated with rare pediatric epilepsy syndromes. The European Commission’s European Medicines Agency has a similar orphan medicine product program for rare diseases.
On February 21, 2024, the Corporation announced the completion of patient enrollment in the MAvERIC-Pilot study investigating the safety, tolerability, and efficacy of CardiolRx in patients with recurrent pericarditis. In addition, the Corporation announced that it expects to report topline results from the MAvERIC-Pilot study in the second quarter of 2024.
On May 14, 2024, the Corporation announced its Phase II ARCHER trial was the subject of an oral presentation at the World Congress on Acute Heart Failure 2024 in Lisbon, Portugal at the annual congress of the Heart Failure Association of the European Society of Cardiology (“ESC”).
The trial design, rationale, and blinded baseline data on the first 50 patients randomized into ARCHER was presented by Univ.-Prof. Dr. med. Carsten Tschöpe from the Berlin Institute of Health — Charité on behalf of the ARCHER Study Group, an independent steering committee comprising distinguished thought leaders in heart failure and myocarditis from international centers of excellence who contributed to the design and execution of ARCHER. Concurrent with the presentation the journal ESC Heart Failure, which is dedicated to advancing knowledge about heart failure worldwide, has accepted the manuscript describing the rationale and design of the ARCHER trial for publication.
On June 13, 2024, the Corporation reported 8-week clinical data from its Phase II open-label MAvERIC-Pilot study investigating the impact of CardiolRx™ administered to patients with symptomatic recurrent pericarditis. The data showed a substantial reduction in the primary efficacy endpoint of patient-reported pericarditis pain at the end of the 8-week treatment period (“TP”), as well as normalization of inflammation — as measured by C-reactive protein (“CRP”) — in 80% of patients with elevated CRP at baseline.
MAvERIC-Pilot study enrolled 27 patients diagnosed with symptomatic recurrent pericarditis. Each patient had a high disease burden as reflected in the mean baseline pericarditis pain score of 5.8 out of 10, and by the

1
Tsao CW et al.; American Heart Association Council on Epidemiology and Prevention Statistics Committee and Stroke Statistics Subcommittee. Heart Disease and Stroke Statistics-2023 Update: A Report From the American Heart Association. Circulation. 2023 Jan 25.

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number of previous episodes of pericarditis: 9 patients (33%) with 2 previous episodes; 9 (33%) with 3; 4 (15%) with 4; and 5 (19%) with >4.
Summary of topline findings include:
•
Primary endpoint of patient-reported pericardial pain on an 11-point numerical rating scale (“NRS”) showed a mean reduction of 3.7, from 5.8 at baseline (range of 4 to 10) to 2.1 (range of 0 to 6) at 8 weeks. NRS is a validated instrument used to assess patient-reported pericarditis pain. Zero represents ‘no pain at all’, whereas the upper limit of 10 represents ‘the worst pain ever possible’.

•
Eight of the ten patients (80%) with a baseline CRP ≥1mg/dL had a normalization of CRP (≤0.5 mg/dL) at 8 weeks. The mean CRP decreased from 5.7 mg/dL at baseline to 0.3 mg/dL at 8 weeks. CRP is a commonly used clinical marker of inflammation, and in combination with the NRS score, is used by clinicians to assess clinical response and determine a recurrence.

•
Eighty-nine percent of patients (24/27) have progressed from the TP into the extension period (“EP”) of the study, defined as the additional 18-week period of CardiolRx™ treatment that follows the TP.

•
CardiolRx™ was shown to be generally well-tolerated.

PLAN OF DISTRIBUTION
We may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the applicable Offering, including (a) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (b) the name or names of any underwriters, dealers, or agents involved in the offering of Securities; (c) the purchase price or prices of the Securities offered thereby and the proceeds to, and the expenses borne by, the Corporation from the sale of the Securities; (d) any commission, underwriting discount and other items constituting compensation payable to underwriters, dealers, or agents; and (e) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers, or agents. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by us or our subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions”. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.
Only underwriters, dealers, or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers, or agents in connection with the Securities offered thereby. If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. If agents are used in an offering, unless otherwise indicated in the applicable Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.
Underwriters, dealers, or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain

15

liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers, or agents with whom the Corporation enters into agreements may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
Any offering of Debt Securities, Subscription Receipts, Warrants, or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants, or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants, or Units may be sold, and purchasers may not be able to resell Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants, or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.
No underwriter or dealer involved in an “at-the-market distribution” as defined under the applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer will over-allot these Securities in connection with an offering of these Securities or effect any other transactions that are intended to stabilize the market price of the Securities.
In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.
USE OF PROCEEDS
Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance our business objectives and for general corporate purposes, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs, and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.
The Corporation had negative operating cash flow in recent years and generated negative cash flows from operating activities during its most recent year-ended December 31, 2023. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of proceeds from Offerings to fund such negative cash flow. See the Annual Report, the Annual MD&A, and the Interim MD&A under “Risk Factors”.
Cardiol does not have any specific planned acquisitions at this time, including any that would meet the definition of a “probable” acquisition as defined within Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations.
All expenses relating to an Offering and any compensation paid to underwriters, dealers, or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.
Milestones and Business Objectives
The table below sets forth certain of the Corporation’s milestones and business objectives and the estimated timeframe for completion and estimated costs to complete those milestones and business objectives. The material factors or assumptions used to develop the estimated costs disclosed in the table below are included under the heading “Forward Looking Information” and “Risk Factors”. The actual amount that the Corporation spends in connection with each of the intended milestones and business objectives will depend on several factors, including those listed under “Risk Factors” in or incorporated by reference in this Prospectus or unforeseen events.

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Milestones and Business Objectives(1)	Estimated Timeframe for Completion(2)	Estimated Cost(4)
Complete Phase II MAvERIC-Pilot study in recurrent pericarditis with CardiolRx(5)(6)	H2 2024	$500,000
Complete Phase III study in recurrent pericarditis with CardiolRx	TBD(3)	$20,000,000
Complete Phase II ARCHER trial in acute myocarditis with CardiolRx(5)(7)	H1 2025	$5,000,000
Initiate Phase III ARCHER trial in acute myocarditis with CardiolRx	TBD(3)	$10,000,000
Advance the development of CRD-38 into a clinical program(5)(8)	Q4 2024	$4,000,000
Complete Phase 1 study with CRD-38	H2 2025	$2,500,000
Initiate Phase II study with CRD-38	TBD(3)	$10,000,000

Notes:
(1)
There may be circumstances where, for sound business reasons, the Corporation reallocates the funds or determines not to proceed with a milestone.

(2)
The total expenditure may be incurred by the Corporation after the relevant period that is indicated as the target timeframe for completion.

(3)
If the Corporation determines that the study has met its objectives, it currently expects to undertake the next steps in its clinical development program, which would consist of a larger clinical study, the details of which will be determined in conjunction with its external clinical advisors and regulatory agencies. The timeline to complete this clinical development program cannot be determined at this stage as this will depend on a variety of factors.

(4)
The estimated costs above exclude an estimated $2,000,000 – $2,500,000 per quarter of general and administrative costs.

(5)
The Corporation considers these to be its next significant milestones. The Corporation currently has sufficient non-contingent financial resources to fund operations and capital requirements associated with achieving these milestones. Additional milestones noted in this table may require further financing, which may come from licensing arrangements, research and commercial development partnerships, government grants, and/or corporate finance arrangements.

(6)
Patient enrollment has been completed and all patients have completed the 8-week treatment phase. The Corporation awaits the completion of the 18-week extension phase.

(7)
In May 2024, the Corporation announced that the ARCHER trial had exceeded 85% of its patient enrollment objective and the Corporation awaits the completion of 100% enrollment.

(8)
The Corporation expects to complete initial manufacturing validation and preclinical toxicology studies sufficient to advance to a clinical program.

In addition to the milestones and business objectives set out in the table above, Cardiol may allocate funds to discovery research studies to be undertaken in new product candidates, the details of which will be determined in conjunction with its internal and external advisors.
If the corporation determines that the Phase II MAvERIC-Pilot study has met its objectives, the Corporation may undertake the next steps in its clinical development program which could consist of a larger clinical study. Any decision relating to the commercialization of our product candidates will require compliance with applicable laws relating to drug manufacturing and distribution, including obtaining health regulatory approvals and other approvals in jurisdictions where our product candidates may be considered a “controlled substance”.
EARNINGS COVERAGE RATIO
Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities.

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CONSOLIDATED CAPITALIZATION
The following table sets forth the capitalization of the Corporation as at March 31, 2024. Other than as described below, there has not been any material change in the share capital of the Corporation since March 31, 2024.
Designation	Authorized	Issued	As at March 31, 2024 (unaudited)
Cash and cash equivalents			$28,572,975
Share capital	Unlimited	68,283,708	$151,091,556
Warrants	11,628,178(1)	11,628,178(1)	$3,517,867
Contributed surplus	—	—	$17,206,183
Deficit	—	—	$(151,756,434)
Total Capitalization			$20,059,172

(1)
Subsequent to March 31, 2024, 3,453,178 warrants expired unexercised.

PRICE RANGE AND TRADING VOLUME
Common Shares
The Common Shares are listed for trading on the TSX under the trading symbol “CRDL”. The Common Shares commenced trading on the TSX on December 20, 2018. On July 11, 2024, the last trading day before the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.85 per Common Share.
The following tables set forth information relating to the trading of the Common Shares on the TSX for the periods indicated:
Month	High ($)	Low ($)	Trading Volume
July 1 – 11, 2024	2.85	2.51	721,429
June 2024	4.26	2.42	5,553,346
May 2024	3.63	2.63	2,945,843
April 2024	2.87	2.15	2,132,345
March 2024	2.94	1.81	2,864,735
February 2024	2.92	1.32	4,553,005
January 2024	1.90	1.13	1,840,141
December 2023	1.40	1.07	847,599
November 2023	1.28	1.02	889,630
October 2023	1.39	0.91	1,471,523
September 2023	1.50	1.17	1,456,384
August 2023	1.64	1.18	1,921,564
July 2023	1.49	1.01	1,904,679
PRIOR SALES
During the 12 months preceding the date of this Prospectus, the Corporation has issued Common Shares at the following prices:
Date of Issuance	Number of Common Shares	Issuance Prices (CAN$)
August 8, 2023(3)	500,000	N/A
August 10, 2023(3)	100,000	N/A

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Date of Issuance	Number of Common Shares	Issuance Prices (CAN$)
August 30, 2023(2)	50,000		N/A
September 29, 2023(2)	20,245		N/A
October 2, 2023(2)	211,165		N/A
November 2, 2023(2)	105,000		N/A
November 27, 2023(2)	133,333		N/A
December 1, 2023(2)	105,000		N/A
January 2, 2024(2)	55,000		N/A
January 11, 2024(1)	75,000		$0.75
January 22, 2024(3)	1,300,000		N/A
February 9, 2024(2)	1,306,429		N/A
February 15, 2024(2)	55,000		N/A
February 28, 2024(1)	25,000	US$	1.00
March 1, 2024(2)	100,000		N/A
March 28, 2024(2)	15,000		N/A
April 10, 2024(2)	64,605		N/A
April 11, 2024(1)	25,000		$0.75
May 7, 2024(1)	25,000	US$	1.00
May 8, 2024(3)	600,000		N/A
June 12, 2024(1)	25,000	US$	1.00
June 24, 2024(3)	300,000		N/A
July 3, 2024(2)	68,157		N/A
TOTAL	5,263,934		N/A

Notes:
(1)
Common Shares issued pursuant to the exercise of stock options.

(2)
Common Shares issued pursuant to the exercise of restricted share units.

(3)
Common Shares issued pursuant to the exercise of performance share units.

During the 12 months preceding the date of this Prospectus, the Corporation has issued the following securities convertible into Common Shares at the following prices:
Date of Issuance	Type of convertible security	Number of convertible securities Issued	Exercise Prices (CAN$)
June 25, 2023(1)	Options	400,000	US$	1.00
June 25, 2023(1)	Restricted Share Units	300,000		N/A
July 28, 2023(1)	Restricted Share Units	600,000		N/A
Aug 3, 2023(1)	Restricted Share Units	375,000		N/A
September 11, 2023(1)	Options	100,000	US$	1.00
September 11, 2023(1)	Performance Share Units	2,000,000		N/A
November 29, 2023(1)	Options	250,000	US$	1.80
November 29, 2023(1)	Options	30,000		$1.20
March 1, 2024(1)	Options	455,000		$2.56
June 24, 2024(1)	Performance Share Units	300,000		N/A
July 10, 2024(1)	Restricted Share Units	3,626,000		N/A
TOTAL		9,661,000		N/A

Notes:
(1)
Stock options, restricted share units, and performance share units issued pursuant to the Corporation’s Omnibus Equity Incentive Plan. Each stock option, restricted share unit, and performance share unit is exercisable for one Common Share.

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RISK FACTORS
An investment in Securities is subject to a number of risks that should be carefully considered by a prospective purchaser. Before deciding whether to invest in any Securities, prospective investors should carefully consider, in light of their own financial circumstances, the risks described in this Prospectus including the risks described in the documents incorporated by reference or deemed to be incorporated by reference in this Prospectus including in the applicable Prospectus Supplement, the Annual Report, the Annual MD&A, and the Interim MD&A under “Risk Factors”. See “Documents Incorporated by Reference”.
Risks Relating to the Offerings and the Securities
Our Common Shares are subject to market price volatility
The market price of Common Shares may be adversely affected by a variety of factors relating to the Corporation’s business, including fluctuations in the Corporation’s operating and financial results, the results of any public announcements made by the Corporation and its failure to meet analysts’ expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of Common Shares for reasons unrelated to the Corporation’s performance. Additionally, the value of Common Shares is subject to market value fluctuations based upon factors that influence the Corporation’s operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.
The Annual Report, Annual MD&A, and the Interim MD&A are incorporated by reference in this Prospectus and discuss, among other things, known material trends and events and risks or uncertainties that are reasonably expected to have a material effect on the Corporation’s business, financial condition or results of operations.
The market value of Common Shares may also be affected by the Corporation’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which Common Shares are traded and the market segments in which the Corporation is a part.
We may issue additional Common Shares in the future
The Corporation’s articles of incorporation and by-laws allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the Corporation’s board of directors, in many cases, without shareholder approval. The Corporation may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and may experience dilution in its earnings per share.
Forward looking information may prove to be inaccurate
Investors should not place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this Prospectus under the heading “Forward-Looking Information”.
Securities or industry analysts may publish inaccurate or unfavorable research reports, stock price and trading volume could decline
The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our

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Common Shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our Corporation or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our share price and trading volume to decline.
We do not currently, and have no plans to, pay dividends on our Common Shares
Our current policy is to retain earnings to finance the development and enhancement of our product candidates and to otherwise reinvest in the Corporation. Therefore, we do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Our dividend policy will be reviewed from time to time by our Board of directors in the context of our earnings, financial condition, and other relevant factors. Until the time that we do determine to pay dividends, which we might never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
Holders of equity-based awards may be required to sell Common Shares for tax purposes
Holders of Options, performance share units, restricted share units, deferred share units, and other share-based awards to purchase Common Shares may have an immediate income inclusion for tax purposes when they exercise these awards (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of these awards in the same year that they exercise. This might result in a greater number of Common Shares being sold in the public market, and fewer long-term holds of Common Shares by Management and our employees.
We may use the proceeds of the Offering for purposes other than those set out in this Prospectus
The Corporation currently intends on allocating the net proceeds received from any Offerings as described under the heading “Use of Proceeds” in this Prospectus. However, the Corporation’s management will have discretion in the actual application of the proceeds and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” if it believes that it would be in the best interests of the Corporation to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the Corporation’s business.
Issuances of our equity securities in the future may result in dilution to current shareholders
Our articles of incorporation and by-laws allow us to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the Corporation’s Board of directors, in many cases, without shareholder approval. The Corporation may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and may experience dilution in its earnings per share.
As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors
The Corporation is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the

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corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Corporation may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation disclose the requirements it is not following and describe the Canadian practices it follows instead. The Corporation may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.
The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation
In order to maintain its status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.
The Corporation relies upon certain accommodations available to it as an “emerging growth company”
The Corporation is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act, and the Corporation will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Corporation has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Corporation following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Corporation has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Corporation is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. The Corporation will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Corporation cannot predict whether investors will find the Common Shares less attractive because the Corporation relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Corporation no longer qualifies as an emerging growth company, the Corporation would be required to divert additional management time and attention from the Corporation’s development and other business activities and incur increased legal and financial costs to comply

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with the additional associated reporting requirements, which could negatively impact the Corporation’s business, financial condition and results of operations.
The Corporation may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Corporation’s Common Shares to potentially significant adverse U.S. federal income tax consequences.
If the Corporation is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse U.S. federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).
Based upon the current and expected composition of the Corporation’s income and assets, the Corporation believes that it was a PFIC for the taxable year ended December 31, 2023, and expects that it may be a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from Offerings pursuant to this Prospectus, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.
If the Corporation is a PFIC for any year during a U.S. Holder’s (as defined in “Certain U.S. Federal Income Tax Considerations” below) holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income ratably allocated over its holding period, and to pay an interest charge on the underpayment of tax attributable to such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
DIVIDEND POLICY
We have not declared any dividends or distributions on the Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. Our board of directors may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, results of operations and such other factors as the board of directors considers relevant.

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DESCRIPTION OF COMMON SHARES
Our authorized share capital consists of an unlimited number of Common Shares. As at the date of this Prospectus, 69,391,470 Common Shares are issued and outstanding.
Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Corporation. Shareholders are entitled upon liquidation, dissolution, or winding-up of the Corporation to receive the remaining assets of the Corporation available for distribution to shareholders.
DESCRIPTION OF DEBT SECURITIES
We may issue Debt Securities. The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.
The Debt Securities may be issued in series under one or more trust indentures to be entered into between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.
Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest are payable, (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The Debt Securities will be direct obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.
DESCRIPTION OF WARRANTS
We may issue Warrants to purchase Common Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.
Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

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Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the Commissions in each of the provinces and territories of Canada where the Warrants will be offered for sale.
The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:
•
the designation and aggregate number of Warrants;

•
the price at which the Warrants will be offered;

•
the currency or currencies in which the Warrants will be offered;

•
the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•
the designation, number, and terms of the Common Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•
the exercise price of the Warrants;

•
the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

•
if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•
any minimum or maximum number of Warrants that may be exercised at any one time;

•
any terms, procedures, and limitations relating to the transferability, exchange, or exercise of the Warrants;

•
whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•
material United States and Canadian federal income tax consequences of owning the Warrants; and

•
any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities, or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.
The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be outlined in the applicable Prospectus Supplement. This description will include, where applicable:
•
the number of Subscription Receipts;

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•
the price at which the Subscription Receipts will be offered;

•
conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities, or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

•
the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities, or Warrants;

•
the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•
the aggregate principal amount, currency or currencies, denominations, and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

•
the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•
the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities, or Warrants;

•
terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•
material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

•
any other rights, privileges, restrictions, and conditions attaching to the Subscription Receipts; and

•
any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.
Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.
DESCRIPTION OF UNITS
We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, including the currency in which the Units are issued and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Borden Ladner Gervais LLP, Canadian counsel to the Corporation, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) to a holder who acquires, as beneficial owner, Common Shares in any offering under this Prospectus, and who, for purposes of the Tax Act and at all relevant times beneficially holds the common shares as capital property and deals at arm’s length with, and is not affiliated with, us or the underwriters (a “Holder”).
Generally, our Common Shares will be considered to be capital property to a Holder provided the Holder does not hold our Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals (the “Proposed Amendments”), to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsels’ understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Holders are urged to consult their tax advisors about the specific tax consequences to them of acquiring, holding and disposing of our Common Shares.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our Common Shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of our Common Shares should consult their tax advisors with respect to their particular circumstances.
Residents of Canada
The following discussion applies to Holders who, at all relevant times, are or are deemed to be residents of Canada for the purposes of the Tax Act, (“Resident Holders”). This summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in subsection 142.2(1) of the Tax Act, for the purposes of the mark-to-market rules; (b) that is a “specified financial institution”, as defined in subsection 248(1) of the Tax Act; (c) an interest in which is a “tax shelter”, as defined in subsection 237.1(1) of the Tax Act, or a “tax shelter investment”, as defined in subsection 143.2(1) of the Tax Act; (d) that reports its “Canadian tax results”, as defined in subsection 261(1) of the Tax Act, in a currency other than Canadian currency; (e) who has entered into or will enter into, in respect of the our Common Shares a “derivative forward agreement”, or a “synthetic disposition arrangement”, as defined in subsection 248(1) of the Tax Act; (f) that is a partnership; (g) that receives dividends on our Common Shares under or as part of a “dividend rental arrangement” as defined in subsection 248(1) of the Tax Act; (h) that is exempt from tax under Part I of the Tax Act; or (i) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of our Common Shares, controlled by a non-resident corporation, individual or trust (or a group of such persons that do not deal at arm’s length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our Common Shares.
This summary does not address the deductibility of interest by a purchaser who has borrowed money or otherwise incurred debt to acquire our Common Shares. Certain Resident Holders whose Common Shares might not otherwise constitute capital property may be entitled to make, in certain circumstances, an irrevocable election, in accordance with subsection 39(4) of the Tax Act, to have their Common Shares and every other “Canadian security”, as defined in subsection 39(6) of the Tax Act, held by them deemed to be capital property for the purposes of the Tax Act. Resident Holders contemplating such an election should first consult with their tax advisors.
Taxation of Dividends
In the case of a Resident Holder who is an individual (including certain trusts), dividends received or deemed to be received on our common shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that generally apply to taxable dividends received from taxable Canadian corporations. Provided we make the appropriate designations (which may include by way of a notice published on our website), any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations to our ability to designate dividends and deemed dividends as eligible dividends. Dividends received or deemed to be received by a Resident Holder who is an

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individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Proposed Amendments released August 4, 2023, propose amendments relating to alternative minimum tax. Resident Holders who are individuals should consult their tax advisors in this regard.
Dividends received or deemed to be received on our Common Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Such Resident Holders should consult their own tax advisors.
A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a potentially refundable tax on dividends received or deemed to be received on our Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.
Dispositions — Taxation of Capital Gains and Capital Losses
Upon a disposition or deemed disposition of our Common Shares (except to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of our Common Shares to the Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base of such Common Shares to a Resident Holder will be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares of the Corporation held by the Resident Holder and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost for purposes of the Tax Act of our Common Shares will include all amounts paid or payable by the Resident Holder for such Common Shares, subject to certain adjustments under the Tax Act.
Generally, subject to the June 10 Proposals, one-half of the amount of any capital gain, (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income in the year. Subject to and in accordance with the provisions of the Tax Act and the June 10 Proposals, one-half of the amount of any capital loss, (an “allowable capital loss”), realized by a Resident Holder in a taxation year must be deducted by such Resident Holder against taxable capital gains realized by such Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against net taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, the amount of any such capital loss realized on the sale of our Common Shares may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received on such Common Shares or Common Shares of the Corporation.
A Resident Holder that is an individual (other than certain trusts) that realizes a capital gain on the disposition or deemed disposition of Common Shares may be liable for alternative minimum tax under the Tax Act. Proposed Amendments released August 4, 2023, propose amendments relating to alternative minimum tax. Resident Holders that are individuals should consult their own tax advisors in this regard.
Proposed Amendments to the Capital Gains Inclusion Rate and the Capital Losses Deduction Rate
Under Proposed Amendments released on June 10, 2024 (the “June 10 Proposals”), the capital gains inclusion rate (i.e., the portion of any capital gain that is a taxable capital gain) and the capital loss deduction rate (i.e., the portion of any capital loss that is an allowable capital loss) will generally be increased from one-half to two-thirds for a Holder that is a corporation or trust, and for a Holder that is an individual (other than most types of trusts) including for capital gains designated by a trust, in all cases for capital gains or capital losses generally realized on or after June 25, 2024. Under the June 10 Proposals, the two-thirds capital inclusion rate will only apply to a Holder that is an individual who generally realizes net capital gains (including net taxable capital gains designated by a trust) above an annual $250,000 threshold (with such threshold not being pro-rated for 2024).

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Under the June 10 Proposals, special rules will apply with respect to, generally, taxation years that begin before and end on or after June 25, 2024 (the “Transition Year”) due to two different inclusion rates applying for capital gains and capital losses realized in the period prior to June 25, 2024 (“Period 1”) and in the period on or after June 25, 2024 (“Period 2”). If the June 10 Proposals are enacted as proposed, the tax consequences described below will, in some respects, be different. The below summary only generally describes, and is not exhaustive of all possible, Canadian federal income tax considerations arising from the June 10 Proposals. Accordingly, Holders are advised to consult their own tax advisors regarding the implications of the June 10 Proposals with respect to their particular circumstances.
Under the June 10 Proposals, two different inclusion and deduction rates would apply with respect to dispositions of capital property in Period 1 and Period 2 in the Transition Year. As a result, for the Transitional Year, a Holder would be required to separately identify capital gains and capital losses realized in Period 1 and those realized in Period 2. Capital gains and capital losses from the same period would first be netted against each other. A net capital gain (or net capital loss) would arise if capital gains (or capital losses) from one period exceed capital losses (or capital gains) from that same period. A Holder would be subject to the higher inclusion and deduction rate of two-thirds in respect of its net capital gains (or net capital losses) arising in Period 2, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 1. Conversely, a Holder would be subject to the lower inclusion and deduction rate of one-half in respect of its net capital gains (or net capital losses) arising in Period 1, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 2.
Existing rules in the Tax Act generally provide that unused allowable capital losses carried forward or carried back are adjusted in value to reflect the inclusion rate of the capital gain being offset. The Technical Backgrounder released by the Minister of Finance in conjunction with the June 10 Proposals states that “these adjustments will continue to apply on of after June 25, 2024, but additional adjustments would be required when capital gains have been subjected to an effective inclusion rate of one half rather than the basic inclusion rate of two thirds”.
Holders are advised to consult their own tax advisors regarding the possible implications of the June 10 Proposals in their particular circumstances.
If a Holder is a “Canadian controlled private corporation”, as defined in the Tax Act, throughout a taxation year, or a “substantive CCPC” (as defined in certain Proposed Amendments included in Bill C-59) at any time in a taxation year, such Holder may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act) which generally includes, among other things, amounts in respect of taxable capital gains.
Refundable Tax
A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains and dividends received or deemed to be received on the Common Shares to the extent that such dividends are not deductible in computing the Resident Holder’s taxable income for the taxation year. Proposed Amendments contained in Bill C-59 tabled in Parliament on November 30, 2023, would, if enacted, extend this additional tax and refund mechanism in respect of “aggregate investment income” to a Holder that is or is deemed to be a “substantive CCPC” (as defined in the Proposed Amendments) at any time in the relevant taxation year. Holders should consult their own advisors with respect to the application of the Proposed Amendments.
Eligibility for Investment
Based on the current provisions of the Tax Act, if issued on the date hereof and provided they are at all times listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX), our Common Shares should be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts and first home savings accounts, collectively, “Registered Plans”, and deferred profit sharing plans, each as defined in the Tax Act.

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Notwithstanding that our Common Shares may be a qualified investment for a Registered Plan, if our Common Shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber thereof, as the case may be, will be subject to a penalty tax under the Tax Act. Our Common Shares generally will not be a “prohibited investment” for a Registered Plan provided the annuitant, holder or subscriber thereof, as the case may be: (i) deals at arm’s length with the Corporation for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Corporation. In addition, our Common Shares will not be a prohibited investment if they are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.
Prospective purchasers who intend to hold our Common Shares in a Registered Plan should consult their tax advisors regarding their particular circumstances.
Non-Residents of Canada
The following discussion applies to Holders who, for the purposes of the Tax Act, and at all relevant times, are not, and are not deemed to be, resident in Canada and who do not use or hold and will not be deemed to use or hold, our Common Shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (within the meaning of the Tax Act), and such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our Common Shares.
Currency Conversion
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in foreign exchange rates.
Disposition of Common Shares
A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.
Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NASDAQ) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our shares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property. Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.
In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the

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heading “Residents of Canada — Dispositions — Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders for whom a Common Share is, or may be, taxable Canadian property should consult their own tax advisors.
Receipt of Dividends
Dividends received or deemed to be received by a Non-Resident Holder on our Common Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to the benefits of, the Treaty. Non-Resident Holders should consult their tax advisors in this regard.
To the extent a Prospectus Supplement qualifies the distribution of Securities other than Common Shares, such Prospectus Supplement may also describe certain Canadian federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a resident of Canada.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES OR OTHER SECURITIES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Prospectus and hold such Common Shares as capital assets (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle, “ “hedge, “ “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend

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in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.
Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital (subject to a limited exception for working capital held for expenses reasonably expected to be paid within 90 days) or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Based upon the current and expected composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2023, and expect that we may be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from Offerings pursuant to this Prospectus, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.
If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or (ii) for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (iii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed

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sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.
For taxable years in which we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock as long as they remain listed on the Nasdaq or the TSX and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.
A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF election.
Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross

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amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income, such that a foreign tax credit may be available with respect to the Canadian tax paid by U.S. Holders on the distributions they receive. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Net Investment Income “Medicare” Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S.

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person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “— Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
PROMOTER
Mr. David Elsley may be considered to be a promoter of the Corporation within the meaning of applicable securities legislation. As of the date hereof, Mr. Elsley owns 1,204,500 Common Shares, representing 1.74% of the outstanding Common Shares.
LEGAL MATTERS
Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Borden Ladner Gervais LLP. As at the date of this Prospectus, the partners and associates of Borden Ladner Gervais LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Odyssey Trust Company, Trader’s Bank Building 702 – 67 Yonge Street, Toronto, ON M5E 1J8.
INTEREST OF EXPERTS
BDO Canada LLP, the external auditor of the Corporation, provided an auditors’ report on the audited financial statements of the Corporation for the years ended December 31, 2023, 2022, and 2021.
INDEPENDENT AUDITOR
Our auditors, BDO Canada LLP, Chartered Professional Accountants, of Oakville, Ontario, report that they are independent from us within the meaning of the Rules of Professional Conduct of Ontario, and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

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